RECEIVED

2005 JUN 14 A 10:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *61928*

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05008925

Our reference BB/jcd
Date June 6, 2005

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed Annual Report 2004,Consolidated Financial Statements 2004, press releases from the period May 2005 and the Pricing Supplements of May 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Latest News

03 May 2005

EUROPE'S LARGEST INTERNET BANK LAUNCHES IN IRELAND

One of the world's largest banks and Europe's largest internet bank, the AAA rated Rabobank Group, today announced it is to set up a retail finance arm in Ireland with the launch of RaboDirect, a new internet bank for Irish savers and investors. The online bank RaboDirect.ie goes live immediately providing customers with several new savings and investment choices.

RaboDirect will initially provide an instant demand deposit account attracting a highly competitive, variable flat rate of 3%. The rate will be available uniformly to all RaboDirect customers as there is no minimum or maximum deposit required and no fees or charges apply. Interest is calculated daily and there are no penalties or time delays for early withdrawals. As a purely internet bank, without the overheads associated with traditional banks and shared back office support, Rabobank operates from a low cost base and can therefore offer consistently high rates. The rate will apply to all savings accounts regardless of the sums on deposit or the duration.

In addition RaboDirect is also offering execution only investment products including the highly rated Morning Star and Standard & Poor's managed funds from Robeco and Merrill Lynch respectively. There is a complete range of funds available, to enable customers to choose an investment that suits their risk profile. The entry and exit costs are very low (0.75%), and there are no additional banking costs. Parent company Rabobank Group is among the world's largest banks and its consistent AAA rating makes it among the most secure. Rabobank was rated the world's safest non-listed bank in October 2004 by global finance magazine.

With RaboDirect all transactions take place online using a secure system developed by security partners VASCO, based on the principle of something you have, i.e. a Digipass, and something you know, i.e. a pin code. The Digipass operates in such a way that the customers' online access code changes every 36 seconds. VASCO's systems are used by 350 international financial

Contact inforn

Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED INFC

- Press Release
- Spokesperso
- Media Calend
- Media Kit
- Dutch Press F

institutions and some 1,500 blue chip corporations and governments located in more than 80 countries, but have not been available in Ireland up to this point.

Parent company Rabobank Group is among the world's largest banks and its consistent AAA rating makes it among the most secure. Rabobank was rated the world's safest non-listed bank in October 2004 by Global Finance magazine.

RaboDirect customers can open accounts online from anywhere without ever having to enter a branch office, and can access their money online, 24 hours a day, 7 days a week. Full back up is provided by the customer contact centre which will operate from 8am-8pm Mon-Fri and from 10am-5pm on Saturday. To make lodgements customers simply transfer his/her funds from their primary bank account to their RaboDirect Savings account. To make a withdrawal, the customer can electronically transfer funds from his/her RaboDirect Savings account to any other Irish bank account.

Ralf Dekker, Board Member, Rabobank International stated, "The launch of RaboDirect.ie marks our entry into a third country with our internet banking offering. Rabobank has been active in internet banking since 1994 when it first launched in the Netherlands. We now have 1.9 million active internet clients in the Netherlands. In 2002 we launched our Belgian online bank Rabobank.be. Today some 36,000 people, with combined savings of over €950 million, are banking with Rabobank.be. Ireland is the second overseas market in which we have launched and our growing commitment to internet banking will see RaboBank Group extend into more markets worldwide. We look forward to Irish savers and investors reaping the same benefits from our consistently high rates as our Dutch and Belgian customers have enjoyed."

Commenting at the launch Mr. Greg McAweeney, RaboDirect said, "There are real opportunities to introduce transparent, uncomplicated and accessible products. There is a clear gap between the financial products and services currently available and what the public want. We can offer a rate 10 times the average deposit account which will bring real competition into the market. In addition our managed funds will provide opportunities for investors and in particular SSIA account holders to continue their investment at a level to suit their needs.

As a virtual bank without the overheads of the more traditional bricks and mortar banks, we have many distinct advantages, which underpin our ability to consistently offer a higher rate without penalties, fees or charges. Our aim is to be the "best buy" by focusing on a competitive rate as well as being convenient, simple and transparent. In addition since we are not publicly quoted we are not shareholder driven and as a result all profits go into reserves, which in turn can be used to pay top level interest rates".

Applicants can open an account by completing the online application form and forwarding it, along with a

cheque drawn on their primary bank account, proof of identity such as a passport or driving licence, and two recent bills in their own name to RaboDirect, Rabobank International Dublin Branch, Charlemont Place, Dublin 2. Within a few days they are issued with a Digipass, account number, and PIN code.
RaboDirect is part of Rabobank Group, which already has a presence in Ireland through its business arm ACCBank and its wholesale operation, Rabobank Ireland plc.

For information:
Winifred McCourt/Niamh Boylan, Weber Shandwick FCC
Tel: +353 1 6760168, Mobile: +353 87 2446004 or +353 86 3809191
OR
Ernst Moeksis, Rabobank Group
Tel: +31 (30) 216 4304, Mobile: +31 (622) 607187

Return to the overview

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Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1323A

TRANCHE NO: 1

EUR 375,000,000 Callable Fixed Rate to Floating Rate Notes 2005 due 2035

Issue Price: 100.00 per cent.

Rabobank International

The date of this Pricing Supplement is 3 May 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale *Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).*

In conformity with article 14.1 of the Listing Procedure Rules (*Reglement Procedure Beursnotering)* of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since *December 31, 2004 and no material adverse change in the financial position or prospects of the Issuer* since December 31, 2004.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1323A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 375,000,000
	(ii) Tranche:	EUR 375,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000
7	Issue Date:	9 May 2005
8	Maturity Date:	9 May 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate to Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 9 May 2010 the Notes shall bear interest at the Fixed Rate (the "**Fixed Rate Notes**"); and For the period from and including 9 May 2010 to but excluding the Maturity Date the Notes shall bear interest at the Floating Rate (the "**Floating Rate Notes**")
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	9 May in each year, commencing on 9 May 2006 and ending on 9 May 2010
	(iii) Fixed Coupon Amounts:	EUR 60.00 per EUR 1,000 in nominal amount

	(iv) *Broken Amount:*	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – ISMA, unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 9 May to but excluding 9 May in each year
	(ii) Specified Interest Payment Dates:	Interest will be payable annually in arrear on 9 May in each year, commencing on 9 May 2011 and ending on the Maturity Date.
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Additional Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Rate Determination The Rate of Interest for each Interest Period is determined by the Calculation Agent in accordance with the following formula: 4 x (EUR-ISDA-EURIBOR Swap Rate – 11:00 with a Designated Maturity of 10 years minus EUR-ISDA-EURIBOR Swap Rate – 11:00 with a Designated Maturity of 2 years)
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix) ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
	- Designated Maturity:	As set out in 18(v) above
	- Reset Date:	The first Business Day of each Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x) Margin(s):	Not Applicable

	(xi)	Minimum Rate of Interest:	2.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	9.00 per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual –ISMA, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	9 May, 2010, 9 May 2015, 9 May 2020, 9 May 2025, 9 May 2030
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8 (f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
36	Additional selling restrictions:	**Austria**

No prospectus has been or will be published pursuant to the Austrian Capital Markets Act (*Kapitalmarktgesetz*) as amended. Neither this document nor any other document connected therewith constitutes a prospectus according to the Austrian Capital Markets Act and neither this document nor any other document connected therewith may be distributed, passed on or disclosed to any other person in Austria, save as specifically agreed with the Dealers. No steps may be taken that would constitute a public offering of the Notes in Austria and the offering of the Notes may not be advertised in Austria. Each Dealer has represented and agreed that it will offer the Notes in Austria only in compliance with the provisions of the Capital Markets Act and all other laws and regulations in Austria applicable to the offer and sale of the Notes in Austria.

Belgium

The Offering Circular and related documents are not intended to constitute a public offer in Belgium and may not be distributed to the Belgian public. The Belgian Commission for Banking, Finance and Insurance has not reviewed nor approved this (these) document(s) or commented as to its (their) accuracy or adequacy or recommended or endorsed the purchase of Notes.

The dealer has represented and agreed that it will not:

a) offer for sale, sell or market in Belgian such Notes by means of a public offer within the meaning of the Law of 22nd April, 2003 on the public offer of securities; or

b) sell Notes to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14th July, 1991 on consumer protection and trade practices unless such sale is made in compliance with this law and its implementing regulation.

Estonia

The Dealer has represented and agreed that it has not offered and will not offer, directly or indirectly, in Estonia any Notes other than in circumstances which do not constitute a public offer of securities within the meaning of the Estonian Securities Market Act (adopted 17.10.2001, as amended). The Offering Circular and the documents related thereto have not been registered with the Estonian Financial Supervision Authority and the aforementioned documents are not intended to and do not constitute a prospectus for public offer of securities in Estonia.

Finland

The Dealer has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in Finland any Notes other than in circumstances which do not constitute an offer to the public within the meaning of the Finnish Securities Market Act (26.5.1989/495), as amended.

Greece

The Dealer has represented and agreed that it has not publicly offered or sold and will not publicly offer or sell any Notes, in, or to persons in, the Hellenic Republic, or engage in advertisements, notices, statements or other actions in the Hellenic Republic, with a view to attracting resident investors in the Hellenic Republic to acquire Notes. All applicable provisions of law 876/1979 and Presidential Decree 52/1992, as now in force, must be complied with in respect of anything done with regard to the public offering of Notes in, from or otherwise involving the Hellenic Republic.

Luxembourg

The Notes may not be offered, sold or delivered to the public within the Grand Duchy of Luxembourg, directly or indirectly and neither this document, nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available, or from, or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

Portugal

The Dealer has represented and agreed that: (i) no document, circular, advertisement or any offering material in relation to the Notes has been or will be subject to approval by the Portuguese Securities Exchange Commission (*Comissão do Mercado de Valores Mobiliários,* the **CMVM**); (ii) it has not advertised, offered or sold and will not, directly or indirectly, advertise, offer or sell the Notes in circumstances which could qualify as a public offer of securities pursuant to the Portuguese Securities Code(*Código dos Valores Mobiliários*, the **CVM**) or in circumstances which would qualify as an issue or public placement of securities in the Portuguese market; (iii) it has not distributed or caused to be distributed to the public in Portugal the Offering Circular or any other offering material relating to the Notes; (iv) all offers, sales and distributions of the Notes have been and will only be made in Portugal to qualified investors (*investidores institucionais*) or to less than 200 identified people, all in accordance with the CVM; (v) all applicable provisions of the CVM and any applicable CMVM Regulations have been complied with regarding the Notes, in any matters involving Portugal.

Spain

The Notes may not be offered or sold in Spain by means of a public offer as defined and construed by Spanish law but may be offered or sold in Spain in compliance with the requirements of Law 24/1998, of 28th July (as amended by Law 37/1998, of 16th November), on the Spanish Securities Market and the Royal Decree 291/1992, of 27th March (as amended by the Royal Decree 2590/1998, of 7th December), on issues and public offers for the sale of securities.

		Switzerland No public offering may be made in Switzerland with respect to the Notes.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0217518397
40	Common Code:	021751839
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agents: Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. Calculation Agent: Rabobank International, Utrecht Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on Eurolist by Euronext Amsterdam:	
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 375,000,000

	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List (**'Daily Official List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:		Not Applicable
48	Date of Pricing Supplement:		3 May 2005
49	Date of Base Offering Circular:		15 October 2004

Signed on behalf of the Issuer:

By: ____________________________

Duly authorised

Execution version

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 966A
TRANCHE NO: 3
AUD 50,000,000 6.00 per cent. Notes 2004 due 25 February 2009 to be consolidated and form a single series with the existing AUD 300,000,000 6.00 per cent. Notes 2004 due 25 February 2009 issued on 25 February 2004 and the existing AUD 100,000,000 6.00 per cent. Notes 2004 due 25 February 2009 issued on 18 May 2004

TD Securities	**Rabobank International**
Deutsche Bank	**Dexia Capital Markets**
Fortis Bank nv-sa	**ING Belgium SA/NV**
KBC International Group	**UBS Investment Bank**

The date of this Pricing Supplement is 4 May 2005

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save in respect of the Conditions. The Conditions as included in the *Offering Circular* dated 7 October 2003 are applicable. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer (in relation to itself) and the Guarantor (in relation to the Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the *Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve* Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2004, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	966A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 450,000,000
	(ii)	Tranche:	AUD 50,000,000
5	(i)	Issue Price:	101.825 per cent. of the Aggregate Nominal Amount of the Notes plus 74 days' accrued interest in respect of the period from and including 25 February 2005 to but excluding 10 May 2005
	(ii)	Net proceeds:	AUD 50,708,219.18 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, AUD 5,000, AUD 100,000
7	(i)	Issue Date:	10 May 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	25 February 2005
8	Maturity Date:		25 February 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	25 February in each year commencing on 25 February 2006 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 120.00 on each denomination of AUD 2,000, AUD 300.00 on each denomination of AUD 5,000 and AUD 6,000.00 on each denomination of AUD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets Fortis Bank nv-sa ING Belgium SA/NV KBC Bank NV UBS Limited
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the Aggregate Nominal Amount of the Notes. Selling commission is 1.40 per cent. of the Aggregate Nominal Amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	<u>US Selling Restrictions</u> The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e.:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

		In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer to be an associate of the Issuer, the acquisition of a Note by whom would cause the Issuer to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the **"Australian Tax Act"**) as a result of section 128F(5) of the Australian Tax Act.
37	Cost of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	Temporary ISIN Code:	XS0217572683
	ISIN Code:	XS0184740420
40	Temporary Common Code:	21757268
	Common Code:	18474042
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.598360, producing a sum of (for Notes not denominated in Euro):	Euro 29,918,000
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effectieve yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	4 May 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:
Duly authorised

Signed on behalf of the Guarantor:

By:
Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1335A
TRANCHE NO: 1
EUR 20,000,000 Equity-linked Notes due 2015

Issue Price: 94.80 per cent

Banque AIG

The date of this Pricing Supplement is 10 May 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i)	Series Number:	1335A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000.
	(ii)	Tranche:	EUR 20,000,000.
5	(i)	Issue Price:	94.80 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	EUR 18,960,000.
6	Specified Denominations:		EUR100,000.
7	Issue Date:		12 May 2005.
8	Maturity Date:		12 May 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		No interest is payable.
11	Redemption/Payment Basis:		Equity-linked Redemption (see Appendix A).
12	Change of Interest or Redemption/Payment Basis:		Not Applicable.
13	Put/Call Options:		Not Applicable.
14	Status of the Notes:		Senior.
15	Listing:		Luxembourg.
16	Method of distribution:		Non-syndicated.
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE			
17	**Fixed Rate Note Provisions**		Not Applicable.
18	**Floating Rate Provisions**		Not Applicable.
19	**Zero Coupon Note Provisions**		Not Applicable.
20	**Index Linked Interest Note Provisions**		Not Applicable.
21	**Dual Currency Note Provisions**		Not Applicable.
PROVISIONS RELATING TO REDEMPTION			
22	**Call Option**		Not Applicable.

23	**Put Option**		Not Applicable.
24	**Final Redemption Amount of Each Note**		See Appendix A.
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for tax reasons or following an event of default shall be an amount in Euro equal to the market value of the Notes on the date of redemption, adjusted to account fully for any loss, expenses and costs to the Issuer of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes.
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules.

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET. The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30	Details relating to Instalment Notes:	Not Applicable.
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32	Consolidation provisions:	Not Applicable.
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable.

35	If non-syndicated, name of Dealer:	Banque AIG.
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable.
38	Subscription period:	Not Applicable.

OPERATIONAL INFORMATION

39	ISIN Code:	XS0219561981
40	Common Code:	21956198
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable.
42	Delivery:	Delivery against payment.
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and Banque AIG as Calculation Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable.
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable.
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable.
47	Effective yield at Issue Price:	Not Applicable.
48	Date of Pricing Supplement:	10 May 2005.
49	Date of Base Offering Circular:	15 October 2004.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

APPENDIX A

Capitalised terms used in this Appendix and not otherwise defined herein shall have the meaning set forth in the 2002 ISDA Equity Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the "Equity Definitions").

Final Redemption Amount of each Note

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the "**Final Redemption Amount**") determined by the Calculation Agent in accordance with the following formula:

$$\textit{Specified Denomination} \times Max\left[100\%; \frac{S_{final}}{S_{initial}}\right]$$ with,

(i) save in the case of (ii),

S_{final}: the arithmetic average of the Relevant Prices on the 28th day of each calendar month starting on April 2013 and ending on April 2015, provided that if this day is not an Exchange Business Day, then on the next following Exchange Business Day.

$S_{Initial}$: the arithmetic average of the Relevant Prices from (and including) 28 April 2005 to and including May 28, 2005 for each Exchange Business Day.

(ii) in the event that a Merger Event or Tender Offer is a "Share-for-Other" in which the consideration for shares in the Underlying Share consists solely of cash, "S final" will be an estimated value determined by the Calculation Agent in a commercially reasonable manner based on prevailing EURIBOR swap rates, dividends and costs of borrowing. In the event of any inconsistency between the definition of Modified Calculation Agent Adjustment and this paragraph (ii), this paragraph (ii) shall prevail.

For these purposes:

Underlying Share	Bank of Ireland listed on the London Stock Exchange. (Reuters: BKIR.L, Bloomberg: BKIR LN)
Exchange:	London Stock Exchange.
Related Exchange:	LIFFE
Relevant Price:	The official price for the Underlying Share on the Exchange at the Valuation Time.
Valuation Time:	The official close of trading on the Exchange.
Adjustments:	
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Tender Offer:	Applicable.
Consequences of Tender Offer:	

Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.
Nationalization, Insolvency or Delisting:	Calculation Agent Determination.
Additional Disruption Events:	
Change in Law:	Applicable.
Insolvency Filing:	Applicable.
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.
Calculation Agent:	Banque AIG

APPENDIX B

BANK OF IRELAND

The following information has been extracted from Bank of Ireland's Information Memorandum dated 11 February 2005 in relation to €15,000,000,000 Note Programme

General

The Bank of Ireland, incorporated by Royal Charter of King George III in 1783, is one of the largest Irish financial services groups, with total assets of €106.4 billion (US€130.1 billion) at March 31, 2004. Headquartered in Dublin, the Group operates primarily throughout Ireland and in parts of the United Kingdom.

Background

The Bank is one of the largest financial services groups in Ireland. The Group had total Group assets of €106.4 billion at 31st March, 2004.

The business of Bristol & West Building Society was acquired by a subsidiary of the Bank, Bristol & West plc on 28th July, 1997.

The Bank had a network of 316 full-time retail bank branches at 11th February, 2005, of which 261 are in Ireland, 44 in Northern Ireland and 11 in Great Britain.

In addition to its retail banking business, the Bank has a funds management business, Bank of Ireland Asset Management Limited, and a corporate finance company, IBI Corporate Finance Limited. The Bank also has a life assurance business in Ireland, New Ireland Assurance Company plc which trades under the name "Bank of Ireland Life" in certain distribution channels. Other subsidiaries include home mortgage businesses in Ireland (ICS Building Society and Bank of Ireland Mortgage Bank) and Great Britain (Bank of Ireland Home Mortgages Limited); together with a number of other subsidiaries in the financial services industry. The Group also holds 90.44 per cent. of the equity capital of J & E Davy Holdings Limited, the holding company for J & E Davy, a leading Irish stockbroking firm. The Group's international business is centred in Dublin. In addition, the Bank has representative offices in Frankfurt and wholly owned subsidiaries in Jersey and the Isle of Man. It also provides fund management services through Bank of Ireland Asset Management (U.S.) Limited and Iridian Asset Management (in which the Group holds a 76 per cent. interest).

The Bank provides, by itself or through its wholly owned subsidiaries, a full range of financial services in the personal, commercial, industrial and agricultural sectors in Ireland. These include current and deposit accounts, term deposits and certificates of deposit, overdrafts, term loans, mortgages, currency loans, leasing, instalment credit, hire purchase, debt factoring, foreign exchange facilities, executor and trustee and taxation services, investment management, advice on a range of financial matters, including mergers and acquisitions and underwriting services.

Recent Developments

The Irish Finance Act, 2003 provides for a contribution in the form of a levy on the financial sector intended to be €100 million for each of the three years 2003, 2004 and 2005.

On 28th April, 2004, the Bank announced an agreement to sell its 50 per cent. shareholding in EuroConex Technologies Limited. The consideration payable to the Bank following the sale, which completed on 29th June, 2004, amounted to approximately €40 million.

On 29th May, 2004, the Group Chief Executive, Mike Soden, resigned and on 3rd June, 2004 Brian Goggin was announced as his replacement.

On 25th June, 2004, the Group through its subsidiary, BIAM, acquired an additional 15 per cent. interest in Iridian in accordance with the terms of the Iridian Purchase Agreement dated May 2002.

First Rate Enterprises and FCEC (First Rate Enterprises' U.S. business acquired in April 2003) won a tender to offer foreign Currency Services for an initial 12-month pilot period, which commenced in June 2004, with Canada Post Corporation. The pilot programme is based in thirty post office branches in three major Canadian cities.

On 15th September, 2004, the Bank (via Bank of Ireland Mortgage Bank) announced that it had successfully raised €2 billion through the issue of the first Irish mortgage asset covered security under the Asset Covered Securities Act, 2001.

On 14th December, 2004, the Bank announced the appointment of Richard Burrows as Governor-Designate, to take up the position of Governor at the end of the Annual General Court meeting in July 2005 in succession to Laurence Crowley whose term expires at that time.

On 16th December, 2004, the Bank announced the acquisition of Burdale Financial Holdings Ltd. The Group continues to explore and execute similar transactions including acquisitions, disposals and joint ventures.

Capitalisation and Indebtedness of the Group[1]

The following table and notes thereto sets out the consolidated capital stock, minority interests – non equity, subordinated liabilities and debt securities in issue of the Group as at 30th September, 2004 extracted without material adjustment from the unaudited consolidated interim financial statements at 30th September, 2004.

Consolidated Capitalisation and Indebtedness of the Group	*As at 30th September, 2004*
Capital Stock[2][3][4][5]	*(€ millions)*
Authorised:	
1,500 million units of €0.64 each of Ordinary Stock	960
8 million units of Non-Cumulative Preference Stock of U.S.$25 each	161
100 million units of Non-Cumulative Preference Stock of £1 each	146
100 million units of Non-Cumulative Preference Stock of €1.27 each	127
	1,394
Allotted and fully paid:	
Equity	
942.1 million units of €0.64 each of Ordinary Stock	603
108.0 million units of €0.64 of Treasury Stock	69
Non Equity	
1.9 million units of Non-Cumulative Preference Stock of £1 each	3
3.0 million units of Non-Cumulative Preference Stock of €1.27 each	4
	679
Minority Interests – non equity[5][6]	
Bristol & West plc	
£50.4 million 8⅛ per cent. Non-Cumulative Preference Shares of £1 each	73
Subordinated Liabilities[5][6][7][8][9]	
Undated Loan Capital	
Bank of Ireland	
U.S.$150 million Undated Floating Rate Primary Capital Notes	119
Bank of Ireland UK Holdings plc	
€600 million 7.40 per cent. Guaranteed Step-up Callable Perpetual Preferred Securities	596
£350 million 6.25 per cent. Guaranteed Callable Perpetual Preferred Securities	504
Bristol & West plc	
£75 million 13⅜ per cent. Perpetual Subordinated Bonds	180
	1,399
Dated Loan Capital	

Consolidated Capitalisation and Indebtedness of the Group	*As at 30th September, 2004*
Bank of Ireland	
£100 million 9.75 per cent. Subordinated Bonds 2005	146
£200 million Subordinated Floating Rate Notes 200918)	—
€750 million 6.45 per cent. Subordinated Bonds 2010	748
€600 million Subordinated Floating Rate Notes due 2013	599
€650 million Fixed/Floating Rate Subordinated Notes due 2019(9)	650
Bristol & West plc	
£75 million 10¾ per cent. Subordinated Bonds 2018	109
	2,252
	3,651
Debt Securities in Issue(5)(6)	
Bonds and Medium Term Notes(10)	7,930
Other Debt Securities in issue(11)	9,673
	17,603

Notes:

(1) For the purposes of this Information Memorandum "Indebtedness" is defined as comprising Minority Interests — non equity, Subordinated Liabilities and Debt Securities in Issue and excludes customer accounts and deposits by banks.

(2) Options to subscribe for units of Ordinary Stock are granted under the terms of the Senior Executive Stock Option Scheme. The current scheme was approved by the Stockholders at the Annual General Court held in July 2004. Key members of senior management may participate in the current scheme at the discretion of the Remuneration Committee. The maximum grant of options in any one-year period is limited to one times the participants' annual base salary at the time of grant. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since the commencement of the financial year 2004/2005 is conditional upon earnings per share achieving a cumulative growth of at least 5 per cent. per annum compounded above the increase in the Consumer Price Index over the three-year period, commencing with the period in which the options are granted. If this is not achieved, the options lapse.

Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. At 30th September, 2004, options were outstanding over 7,551,000 units of stock (0.8 per cent. of the Issued Ordinary Stock) at prices ranging from €4.529 to E12.50 per unit of stock. These options may be exercised at various dates up to 26th July, 2014.

(3) At the 1999 Annual General Court the Stockholders approved the establishment of a Group Savings-Related Stock Scheme (the "Scheme"). Under this Scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and of certain subsidiaries are eligible to participate provided they are employed by the Bank or a subsidiary on the day that the invitation to participate is issued and on the day that the grant of options is made. This Scheme was launched in February 2000 and as a result options over 15,527,008 units of Ordinary Stock (1.6 per cent. of the Issued Ordinary Stock) were granted to participating employees at an option price of £5.40, which represented a 20 per cent. discount to the then market price. Under this offer, options are exercisable between May 2003 and November 2007, provided the participant's savings contracts are completed. A further offer under the Scheme was made to eligible employees in December 2003 and as a result options over 8,498,073 units of Ordinary Stock (0.9 per cent. of the Issued Ordinary Stock) were granted to participating employees at an option price of €7.84 in Ireland, which represented a 25 per cent. discount to the then market price and at an option price of €8.37 in the UK which represented a 20 per cent. (Inland Revenue maximum allowable) discount to the then market price. Under this offer options are exercisable between March 2007 and September 2009 provided the participants' savings contracts are completed. A resolution passed by the Stockholders in July 2001 approved the establishment of the UK Stock Incentive Plan ("SIP"). The SIP was subsequently established following a change in the Inland Revenue legislation governing the Bank's UK Staff Stock Issue Scheme ("SSI"). Under the SIP, UK based employees of the Bank and participating subsidiaries are eligible to partake subject to certain tax and length of service requirements. The SIP provides the Bank with the facility to offer its eligible employees a number of tax-efficient means towards acquiring Bank stock i.e. free stock,

partnership stock, matching stock and dividend stock. The Bank continues to operate an Employee Stock Issue Scheme (ROI) under which eligible employees of participating companies may be granted allocation of Bank stock depending on Group performance.

(4) The Long Term Performance Stock Plan (the "Plan"), approved by the Stockholders at the Annual General Court held in July 2004, links the number of units of stock receivable by participants, to the Bank's Total Shareholder Return ("TSR"). TSR represents stock price growth plus dividends.

Each year, selected key senior executives participating in the Plan receive a conditional award of a number of units of Ordinary Stock. The maximum award, for Group Executive Committee members, cannot exceed 100 per cent. of their annual base salary, and, for other senior executives, cannot exceed 70 per cent. of their annual base salary, at the time of award.

Provided the Group's Return on Equity ("ROE") over the three-year performance period is, on average, 20 per cent., then the proportion of these units which actually vest in an executive on the third anniversary of the date of the original award is based on the Bank's TSR growth relative to a comparator group of 17 Financial Services companies, as follows:

TSR ranking relative to a Peer Group of 17 Financial Service Companies	Level of Vesting
1st or 2nd	100%
3rd to 8th	Scaled level of vesting between 91% and 44%
9th (Median)	35%
Below Median	Nil

As at 25th January, 2005, conditional awards totalling 1,312,437 units of stock had been made to the current participants in the Plan or its predecessor the Long Term Performance Stock Plan.

(5) The euro figures shown have been translated from U.S. dollars and pounds sterling using the closing rates of exchange prevailing on 30th September, 2004, which were: €1=U.S.$1.2409, €1=£0.6868.

(6) The Indebtedness, including that referred to in footnotes (8), (9), (10) and (11) is not secured and, except for the Bank of Ireland UK Holdings plc €600 million 7.40 per cent. Guaranteed Step-up Callable Preferred Securities, and the Bank of Ireland UK Holdings plc £350 million 6.25 per cent. Guaranteed Callable Perpetual Preferred Securities, is not guaranteed.

(7) Interest rates on the floating rate and fixed rate (accommodated through swaps) subordinated liabilities are determined by reference to the London Inter-Bank Offered Rate ("LIBOR"). Interest rates on the fixed rate (accommodated through swaps) Bank of Ireland UK Holdings plc £600 million 7.40 per cent. Guaranteed Step-up Callable Perpetual Preferred Securities are determined by reference to the Euro Inter-Bank Offered Rate ("EURIBOR"). Interest rates on the fixed rate (accommodated through swaps) Bank of Ireland UK Holdings plc £350 million 6.25 per cent. Guaranteed Callable Perpetual Preferred Securities are determined by reference to LIBOR.

(8) On 19th February, 2004, the Bank redeemed all of its £200 million Subordinated Floating Rate Notes due 2009 in accordance with the terms set out therein.

(9) On 25th February, 2004, the Bank issued 6650 million Fixed/Floating Rate Subordinated Notes due 2019.

(10) Since 30th September, 2004 there has been a decrease of €982 million of bonds and medium term notes.

(11) Since 30th September, 2004 there has been an increase of €2,711 million of short-term commercial paper and certificates of deposit.

(12) Save as described in footnotes (10) and (11) above, there has been no material change in the Group's capitalisation and indebtedness since 30th September, 2004.

Contingent Liabilities of the Group	*As at 30th September, 2004*
	Contract Amount

	(€ millions)
Acceptances and endorsements	27
Guarantees and assets pledged as collateral security	1,233
Other contingent liabilities	513
	1,773

Notes:

(l) The maximum exposure to credit loss under contingent liabilities is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless.

(2) There has been an increase of €131 million approximately in the Group's contingent liabilities arising in the ordinary course of the Group's business. Save as described, there has been no material change in the Group's contingent liabilities including guarantees since 30th September, 2004,

The following information has been extracted from Bloomberg and has been rounded up to the nearest three decimal figures

Ordinary Shares

	Price Per The Governor and Company of the Bank of Ireland Ordinary Share	
Calendar Period	**High (£)**	**Low (£)**
1999	7.432	4.726
2000	6.718	3.496
2001		
First Quarter	6.900	5.151
Second Quarter	7.255	5.610
Third Quarter	7.303	4.878
Fourth Quarter	6.650	5.026
Annual	7.303	4.878
2002		
First Quarter	7.793	6.365
Second Quarter	9.037	7.523
Third Quarter	8.194	6.166
Fourth Quarter	7.420	5.478
Annual	9.037	5.478
2003		
First Quarter	7.082	6.023
Second Quarter	8.250	6.787
Third Quarter	7.784	7.004
Fourth Quarter	7.616	7.073
Annual	8.249	6.023
2004		
First Quarter	8.170	6.787
Second Quarter	7.350	6.575
Third Quarter	7.782	6.943
Fourth Quarter	8.657	7.354
Annual	8.657	6.575
2005		
2005 First Quarter	9.102	8.364

The following information has been extracted from Bank of Ireland's Information Memorandum dated 11 February 2005 in relation to €15,000,000,000 Note Programme

Court of Directors

The business address of the Court of Directors is Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

Name	*Function within the Group*	*Principal Outside Activities*
Laurence G. Crowley	Governor	Chairman of PJ Carroll and Co. Ltd., a Director of Elan Corporation plc and a number of other companies.
Richard Burrows	Governor-Designate	Chairman of Irish Distillers Group Ltd and Joint Managing Director of Pernod Ricard S.A.
Brian J. Goggin	Group Chief Executive	-
Roy E. Bailie, OBE	Non-Executive Director	Chairman of W&G Baird Holdings Ltd. A Director of UTV plc.
David J. Dilger	Non-Executive Director	Chief Executive Officer of Greencore Group plc.
Donal J. Geaney	Non-Executive Director	Chairman of Automsoft, the Irish Aviation Authority and the National Pensions Reserve Fund Commission. Senior adviser to Elan Corporation plc.
Paul Haran	Non-Executive Director	A member of the Council of the Economic and Social Research Institute and a Board member of the Irish Management Institute. A member of the Foundation for Fiscal Studies and the Statistical and Social Inquiry Society of Ireland.
Michael Hodgkinson	Non-Executive Director	Chairman of Post Office Ltd and of First Choice Holidays.
Maurice A. Keane	Non-Executive Director	Chairman of BUPA Ireland Ltd and University College Dublin Foundation. A Director of DCC plc.
Raymond MacSharry	Non-Executive Director	Chairman of London City Airport Ltd. and a Director of Ryanair Holdings plc.
George M. Magan	Non-Executive Director	Partner in Rhone Group and Chairman of Morgan Shipley.
Caroline A. Marland	Non-Executive Director	A Director of Burberry Group plc.
Declan McCourt	Non-Executive Director	Chief Executive of OHM

Name	*Function within the Group*	*Principal Outside Activities*
		Group. A Director of Fyffes plc and the Dublin Docklands Development Authority and a number of other companies. Chairman of the Mater Hospital Foundation and of the Development Council of the University College Dublin Law School.
Thomas J. Moran	Non-Executive Director	President and Chief Executive Officer of Mutual of America Life Insurance Company. Chairman of Concern Worldwide (U.S) and of the North American Board of the Michael Smurfit Graduate School of Business at UCD.
Terry Neill	Non-Executive Director	A Director of CRH plc, Trinity Foundation and the Ingram Partnership. Chairman of AMT-Sybex and Meridea Oy. A member of the Governing Body, and chairman of the Finance Committee, of the London Business School and chairman of Camerata Ireland.
Denis O'Brien	Non-Executive Director	Chairman of Communicorp Group Ltd. Chairman of 2003 Special Olympics World Summer Games. A Director of Oakhill plc, Digicel Ltd, Aergo Capital Ltd, Frontline-International Foundation for the Protection of Human Rights and a number of other companies.
John O'Donovan	Group Chief Financial Officer	-
Mary P. Redmond	Non-Executive Director	A Consultant Solicitor in Employment Law at Arthur Cox. Founder of the Irish Hospice Foundation and of The Wheel, the Community and Voluntary Sector network.

Financial Highlights of the Group

The financial information set forth below as at and for the years ended 31st March, 2003 and 2004 has been extracted without material adjustment from the Report and Accounts of the Group for the year ended 31st March, 2004 (see footnote (4) below).
The financial information set forth below as at and for the six month periods ended 30th September, 2003 and 2004 has been extracted without material adjustment from the Interim Statement of the Group for the six months ended 30th September, 2004.

	Year ended 31st March,		Six months ended30th September,	
	2003 restated[(1)]	2004	2003 restated[(1)]	2004
	(In € millions)			
Results				
Total operating income	2,917	2,978	1,463	1,550
Income from associated undertakings and joint ventures	22	29	19	29
Provision for bad and doubtful debts	100	86	46	28
Profit on ordinary activities before exceptional items	1,177	1,267	642	676
Exceptional items	(164)	(97)	28	37
Profit before taxation	1,013	1,170	670	713
Profit after taxation	850	962	550	593
Balance Sheet				
Total assets	89,303	106,431	98,517	116,337
Total stockholders' funds	4,034	4,281	4,137	4,597
Per Unit of €0.64 Ordinary Stock				
Earnings	83.4c	97.2c	55.3c	62.0c
Alternative Earnings[(2)]	99.2c	106.7c	52.7c	57.5c
Dividend	37.0c	41.4c	14.8c	16.6c
Capital Ratios				
Tier 1 capital	8.0%	7.2%	7.6%	7.3%
Total capital	11.1%	11.3%	10.5%	10.8%
Operating Ratios				
Net interest margin (grossed up)	2.4%	2.2%	2.20%	2.07%
Costs/total income (grossed up)	56%	54%	53%	55%
Return on average stockholders' funds[(3)]	22.4%	23.7%	24%	24%

Notes

(1) The Accounts for the year ended 31st March, 2003 and for the six months ended 30th September, 2003 have been restated to take account of the change to the accounting policy for own shares as a result of UITF abstract 37 – Purchases and Sales of Own Shares. "Own Shares" were previously shown as an asset but, following the restatement, are now included as a deduction from equity for the purposes of the stockholders' funds.

(2) Based on profit attributable to Ordinary Stockholders before exceptional items and goodwill amortisation.

(3) Profit attributable to the holders of the Ordinary Stock before exceptional items as a percentage of average Ordinary Stockholders' funds.

(4) The information contained on this page is an extract and therefore not a full copy of the accounts of the Group which are required by the European Communities (Credit Institutions Account) Regulations, 1992. Regulation 6 of Ireland to be annexed to its annual returns and which have been so annexed. The Bank's auditors, PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Dublin have reported under section 193 of the Companies Act, 1990 of Ireland in respect of the accounts for the periods ended 31st March, 2003 to 31st March, 2004 (inclusive) without qualification.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1336A
TRANCHE NO: 1
EUR 20,000,000 Equity-linked Notes due 2015

Issue Price: 93.80 per cent

Banque AIG

The date of this Pricing Supplement is 10 May 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i)	Series Number:	1336A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**").
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000.
	(ii)	Tranche:	EUR 20,000,000.
5	(i)	Issue Price:	93.80 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	EUR 18,760,000.
6	Specified Denominations:		EUR100,000.
7	Issue Date:		12 May 2005.
8	Maturity Date:		12 May 2015.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		No interest is payable.
11	Redemption/Payment Basis:		Equity-linked Redemption (see Appendix A).
12	Change of Interest or Redemption/Payment Basis:		Not Applicable.
13	Put/Call Options:		Not Applicable.
14	Status of the Notes:		Senior.
15	Listing:		Luxembourg.
16	Method of distribution:		Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable.
18	**Floating Rate Provisions**	Not Applicable.
19	**Zero Coupon Note Provisions**	Not Applicable.
20	**Index Linked Interest Note Provisions**	Not Applicable.
21	**Dual Currency Note Provisions**	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable.
23	**Put Option**	Not Applicable.
24	**Final Redemption Amount of Each Note**	See Appendix A.
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for tax reasons or following an event of default shall be an amount in Euro equal to the market value of the Notes on the date of redemption, adjusted to account fully for any loss, expenses and costs to the Issuer of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes.
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET. The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30	Details relating to Instalment Notes:	Not Applicable.
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32	Consolidation provisions:	Not Applicable.
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable.

35	If non-syndicated, name of Dealer:	Banque AIG.
36	Additional selling restrictions:	Not Applicable.
37	Costs of Issue:	Not Applicable.
38	Subscription period:	Not Applicable.

OPERATIONAL INFORMATION

39	ISIN Code:	XS0219562013.
40	Common Code:	21956201.
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable.
42	Delivery:	Delivery against payment.
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and Banque AIG as Calculation Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition *12(a)*:	Not Applicable.
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable.
46	*In the case of Notes listed on the* Official Segment of the Stock Market of Euronext Amsterdam N.V.:	*Not Applicable.*
47	Effective yield at Issue Price:	Not Applicable.
48	Date of Pricing Supplement:	10 May 2005.
49	Date of Base Offering Circular:	15 October 2004.

Signed on behalf of the Issuer:

By: ______________________________
Duly authorised

APPENDIX A

Capitalised terms used in this Appendix and not otherwise defined herein shall have the meaning set forth in the 2002 ISDA Equity Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the "Equity Definitions").

Final Redemption Amount of each Note

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the **"Final Redemption Amount"**) determined by the Calculation Agent in accordance with the following formula:

$$Specified\ Denomination \times Max\left[100\%; \frac{S_{final}}{S_{initial}}\right] \text{with,}$$

(i) save in the case of (ii),

S_{final}: the arithmetic average of the Relevant Prices on the 28th day of each calendar month starting on April 2013 and ending on April 2015, provided that if this day is not an Exchange Business Day, then on the next following Exchange Business Day.

$S_{Initial}$: the arithmetic average of the Relevant Prices from (and including) 28 April 2005 to and including May 28, 2005 for each Exchange Business Day.

(ii) in the event that a Merger Event or Tender Offer is a "Share-for-Other" in which the consideration for shares in the Underlying Share consists solely of cash, "S final" will be an estimated value determined by the Calculation Agent in a commercially reasonable manner based on prevailing EURIBOR swap rates, dividends and costs of borrowing. In the event of any inconsistency between the definition of Modified Calculation Agent Adjustment and this paragraph (ii), this paragraph (ii) shall prevail.

For these purposes:

Underlying Share	Allied Irish Banks Plc listed on the London Stock Exchange. (Reuters: ALBK.L, Bloomberg : ALBK LN).
Exchange:	London Stock Exchange.
Related Exchange:	LIFFE.
Relevant Price:	The official price for the Underlying Share on the Exchange at the Valuation Time.
Valuation Time:	The official close of trading on the Exchange.
Adjustments:	
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Tender Offer:	Applicable.
Consequences of Tender Offer:	

Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.
Nationalization, Insolvency or Delisting:	Calculation Agent Determination.
Additional Disruption Events:	
Change in Law:	Applicable.
Insolvency Filing:	Applicable.
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.
Calculation Agent:	Banque AIG.

APPENDIX B

ALLIED IRISH BANKS, PLC

The following information has been extracted from Allied Irish Banks PLC's information memorandum dated 3rd September 2004 in relation to €15,000,000,000 Note Programme

General

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United Kingdom ("UK"), the United States ("US") and Poland. AIB has some 289 branches and outlets in Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%.

Background

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 in connection with the amalgamation of three long established banks (the "constituent banks") with assets aggregating €324 million. At that time the shares of the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836), were acquired by and were transferred to AIB as a holding company. In 1972, AIB became the sole banking entity in place of the three constituent banks, other than with regard to the currency note issue of the Provincial Bank of Ireland Limited in Northern Ireland, which was transferred to AIB in 1982. This power to issue bank notes in Northern Ireland was transferred to AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) with effect from 10th January, 1994.

In December 1970, AIB commenced the expansion of its network of branches in Britain. Since 1972, AIB has opened overseas branches in New York, the Cayman Islands and Singapore. Subsidiary companies were set up in the Isle of Man and Jersey (Channel Islands). Representative offices were established in a number of States in the US.

In December 1983, AIB acquired 43% of the outstanding shares of First Maryland Bancorp ("FMB"). In 1989, AIB completed the acquisition of 100% of the outstanding shares of common stock of FMB. Additional acquisitions were subsequently completed including Dauphin Deposit Bank and Trust Company ("Dauphin"), a Pennsylvania chartered commercial bank, which was acquired in 1997. Subsequently all banking operations in the US were merged into Allfirst Bank.
On 1st April, 2003, AIB completed the integration of Allfirst Financial Inc. into M&T Bank Corporation ("M&T"). Under the terms of the agreement, AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst Financial Inc. Consequently the cash consideration payable by M&T reduced to US$21.1 million.

Ark Life Assurance Company Limited ("Ark Life"), the Group's wholly-owned life assurance subsidiary, commenced trading on 22nd May, 1991.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. ("TSB NI"), a bank with 56 branches in Northern Ireland. The AIB and TSB NI businesses in Northern Ireland were integrated with the passage of enabling legislation, which came into effect on 10th January, 1994, and the combined operations trade under the service mark "First Trust Bank". On 1st October, 1996, AIB's retail operations in Great Britain and Northern Ireland were integrated under the direction of a single board and the enlarged entity was incorporated as AIB Group (UK) p.l.c. with two distinct trading names "First Trust Bank" in Northern Ireland and "Allied Irish Bank (GB)" in Great Britain.

In February 1995, AIB acquired its initial minority shareholding of 16.3% of the outstanding shares of Wielkopolski Bank Kredytowy S.A. ("WBK") and in June 1996 acquired a further shareholding of 20%. On 13th May, 1997, the AIB Group increased its shareholding in WBK to 60.14%.

On 16th September, 1999, AIB completed the acquisition of an 80% shareholding in Bank Zachodni S.A. ("BZ") from the State Treasury of the Republic of Poland. In accordance with the acquisition agreement AIB invested in additional shares of BZ on 15th October, 1999, bringing the total shareholding to 81% at 31st December, 1999. Further investments during 2000 brought AIB's shareholding to 83% at 31st December, 2000.

On 13th June, 2001, AB completed the merger of Wielkopolski Bank Kredytowy S.A.("WBK") and Bank Zachodni S.A. ("BZ"). The new entity was renamed Bank Zachodni WBK S.A. ("BZWBK"), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

The following information has been extracted from Allied Irish Banks PLC's published Reports and Accounts 2004

Divisional information

The business of AIB Group is operated through four major operating divisions as described below:

AIB Bank ROI division

The AIB Bank ROI division, with total assets of €43.1 billion at 31 December, 2004 encompasses the Group's retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; Card Services and AIB's life and pensions subsidiary, Ark Life Assurance Company Limited. AIB Bank ROI provides banking services through a distribution network of some 281 locations (190 branches and 91 outlets), and in excess of 682 automatic teller machines ("ATMs"). AIB cardholders also have access to over 53,960 LINK ATMs in the UK as well as 855,000 Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB customers to carry out basic transactions at over 1,000 post office locations nationwide. A debit card 'Laser' is operated jointly with other financial institutions in Ireland. In addition, the division offers telephone and internet banking for the routine transactions of personal customers through which they can pay bills, transfer money between accounts, search for cheques and view and order statements. Telephone and internet banking is also suitable for sole trader business customers. For other business customers, an internet based banking service called iBusiness Banking is available. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality.

Branch banking services are provided across the range of customer segments, including individuals, small and medium sized commercial customers, farmers and the corporate sector. Through the branch network, the division provides a variety of savings and investment products, loans and overdrafts, home loans, home improvement loans, foreign exchange facilities, a full range of money transmission services and issues Visa® and Mastercard® credit cards. AIB Bank ROI manages its loan portfolio in accordance with set policies, best practice guidelines, procedures and lending criteria. In this regard, specific policies are in place for significant portfolios, including Building, Construction & Property and Home Mortgages. The division competes aggressively in the personal market with home mortgages and credit cards through highly visible customer value and rate-led marketing campaigns.

AIB Finance & Leasing is AIB's asset financing arm in Ireland. It markets its services through the AIB branch network and through intermediaries with whom it has established relationships, such as motor dealers, equipment suppliers, brokers and other professionals, including lawyers, accountants and estate agents. It also lends directly to customers. Its lending services include vehicle, equipment and fleet leasing, retail and investment property loans, vehicle and equipment hire purchase, insurance premium financing and personal loans.

AIB's life assurance subsidiary, Ark Life Assurance Company Limited, provides a wide range of financial planning services including life assurance, savings and investment instruments, pensions and inheritance tax planning. In Ireland, home and travel insurance products are sold in the branch network through alliances with partners in the insurance industry.

AIB Bank GB & NI division

The AIB Bank GB & NI division, with total assets of €15.1 billion, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. AIB Group (UK) p.l.c., registered in the UK and regulated by the FSA (Financial Services Authority), operates as the legal entity for the division.

Great Britain

In this market, the division operates under the trading name Allied Irish Bank (GB) from 32 full service branches and 12 business development offices. The Divisional Head Office is located in Uxbridge, west of London, with significant back office processing undertaken at a Divisional Centre in Belfast.

A full service is offered to business and personal customers, although there is a clear focus on relationship banking to the midcorporate business sector, professionals, and high net worth Individuals.

Corporate Banking services are offered from London, Birmingham, and Manchester, with particular expertise in the education, health and charity sectors.

For the sixth consecutive time, Allied Irish Bank (GB) has won the title of 'Britain's Best Business Bank' from the Forum of Private Business, being ranked top for customer service and maintaining its lead over other major banks.

Northern Ireland

In this market, the division operates under the trading name First Trust Bank from 57 full service branches throughout Northern Ireland. The First Trust Bank Head Office is located in Belfast, together with the Divisional Processing Centre.

Performance review

A full service is offered to business and personal customers, across the range of customer segments, including personal customers, small and medium sized enterprises, and the corporate sector.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the division.

First Trust Independent Financial Services provides sales and advice on regulated products and services, including protection, investment and pension requirements to the whole of the division.

Capital Markets division

AIB Capital Markets, with total assets of €32.4 billion at 31 December, 2004, manages the Investment Banking, Asset Management, Stockbroking, Corporate Banking and Global Treasury Services of the Group (with the exception of the International Banking Services in BZWBK).

The activities of the Capital Markets division are delivered through the following main business units: Global Treasury, Investment Banking, AIB Corporate Banking and Allied Irish America (AIA). Global Treasury through its treasury operations manages, on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities, and provides a wide range of treasury and risk management services to the corporate, commercial and retail customers of the Group. International Banking activities include import and export financial services.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited, corporate finance and stockbroking through Goodbody Stockbrokers, structuring crossborder financing transactions and provides sophisticated back-office services through AIB International Financial Services Limited, and custodial, trustee and fund administration services through joint ventures with The Bank of NewYork. At 31 December, 2004, the AIB/The Bank of NewYork joint venture,AIB/BNY Fund Management (Ireland) Ltd., had €99 billion of funds under administration. AIB/BNY Trust Company Limited had assets under custody of €84 billion. Investment Banking services also include the provision of alternative asset management activities (i.e. hedge funds), venture capital funds and property fund activities

(principally property in Poland). Asset management is provided through AIB Investment Managers Limited (AIBIM) in the Republic of Ireland. The company manages assets principally for institutional and retail clients with €9.9 billion of funds under management.

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, financial institutions and Irish commercial state companies. AIB Corporate Banking has a dedicated unit focusing on developing and arranging acquisition and project finance principally in Ireland, the UK and Continental Europe, and has established Mezzanine Finance funds and CDO funds. AIB Corporate Banking operates in Ireland, the UK, the US and Continental Europe.

AIA's core business activity is within the not for profit sector, operating principally from New York, with offices in a number of other principal US cities. The operations also include associated fund raising businesses based in the US and in Canada.

AIB Capital Markets is headquartered at Dublin's International Financial Services Centre. It also operates from a number of other Dublin locations, and operates AIB's treasury operations in London, New York and Poland, a corporate banking office in Frankfurt and Paris, and offices managed by AIB International Financial Services Limited in Budapest, Zurich and Luxembourg.

Poland division

Poland division, with total assets of €6.7 billion at 31 December, 2004 comprises Bank Zachodni WBK (BZWBK) in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. (BZWBK Wholesale Treasury and share of Investment Banking subsidiaries results are reported in Capital Markets division). AIB completed the merger of its Polish operations in 2001, forming BZWBK, Poland's fifth largest bank.

BZWBK's registered office is located in Wroclaw in southwestern Poland. Key support functions are also located in offices based in Poznan and Warsaw. At the end of 2004, the Bank had total assets of PLN 26.2 billion, operated through 387 branches and outlets and 578 ATMs. It employed approximately 7,470 staff, including subsidiaries. BZWBK offers comprehensive services to retail and corporate customers. Apart from core banking products and services, the Bank's offering include mortgages, credit cards, retail bonds, mutual funds, treasury and capital market products, leasing and factoring facilities, foreign trade services and asset management. In providing many of its specialised services the Bank is supported by its subsidiaries. BZWBK operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. The Bank now has over 40 outlets in the Warsaw market.

BZWBK Corporate Business Centers based in Poznan,Warsaw, Wroclaw, Krakow and Gdansk provide direct and comprehensive relationship-based services to large and mid-sized corporates with credit exposures in excess of PLN 4 million. It is the aim of these Centers to provide a top quality customer service proposition and at the same time ensure the highest standards of credit underwriting. This relationship approach is expected to continue to provide real benefits both for the customer and BZWBK.

Performance review

Summary Profit and Loss Account

	2004			2003
		Continuing activities	Discontinued[1] activities	Total
	€m	€m	€m	€m
Net interest income	**2,036**	1,840	94	1,934
Other finance income	**18**	14	(2)	12
Other income	**1,210**	1,124	106	1,230
Total operating income	**3,264**	2,978	198	3,176
Staff and other administrative expenses	**1,713**	1,597	112	1,709
Restructuring costs in continuing businesses	**9**	72	-	72
Depreciation and amortisation	**164**	170	9	179
Total operating expenses	**1,886**	1,839	121	1,960
Group operating profit before provisions	**1,378**	1,139	77	1,216
Provisions for bad and doubtful debts	**116**	142	10	152
Other provisions	**19**	25	-	25
Total provisions	**135**	167	10	177
Group operating profit	**1,243**	972	67	1,039
Share of operating profits of associated Undertakings	**201**	143	-	143
Share of restructuring and integration costs in associated undertaking	**-**	(20)	-	(20)
Amortisation of goodwill on acquisition of associated undertaking	**(52)**	(42)	-	(42)
Profit on disposal of property	**9**	32	-	32
Profit/(loss) on disposal of businesses	**17**	(142)	1	(141)
Group profit on ordinary activities before taxation	**1,418**	943	68	1,011
Taxation on ordinary activities	**336**	299	19	318
Group profit on ordinary activities after taxation	**1,082**	644	49	693
Minority interests and non-equity dividends	**35**	15	1	16
Group profit attributable to ordinary shareholders	**1,047**	629	48	677

(1) *The discontinued activities in 2003 relate to the income and expense of Allfirst Financial Inc. from 1 January 2003 to 31 March 2003 (see note 2 to the accounts).*

The following commentary on profit and loss account headings covers continuing activities, which exclude Allfirst in 2003, and is based on underlying percentage growth adjusting for the impact of exchange rate movements on the translation of foreign locations' profit and excludes the transfer of Ark Life's sales force to AIB's payroll (resulted in higher payroll costs which were previously recorded as a deduction in other income as part ofArk Life profit). Allfirst, which was merged with M&T Bank Corporation ("M&T") on 1 April 2003, is a discontinued activity.

Investigation related charges referred to in the following commentary relate primarily to the application of prices to foreign exchange products without regulatory approval. AIB provided €50 million for investigation related charges and costs with €12 million charged to net interest income, €24 million charged to other income and €14 million of costs included in other administrative expenses.

Total income

Total income increased by 11% to €3,264 million in 2004.

Total Opening Income	Year 2004 €m	Year 2003 €m	*Underlying % Change 2004 v 2003*
Net interest income	**2,036**	1,840	*11*
Other finance income	**18**	14	*28*
Other income	**1,210**	1,124	*11*
Total operating income	**3,264**	2,978	*11*

A comment on net interest income and other income follows.

Average interest earning assets - continuing activities	Year 2004 €m	Year 2003 €m	*% Change[1] 2004 v 2003*
Average interest earning assets	**84,288**	68,270	*23*

[1] This particular analysis is not adjusted for the impact of exchange rate movements.

Net interest margin - continuing activities[2]	Year 2004 %	Year 2003 %	*Basic Points Change*
Net interest margin	**2.42**	2.70	*-28*
Business margin			*-20*
Technical margin			*-8*

[2] The net interest margin for AIB Group for the year to December 2003 is included in note 61 to the accounts.

Domestic and foreign margins - continuing activities	Year 2004 %	Year 2003 %	*Basic Points Change*
Domestic	**2.19**	2.54	*-35*
Foreign	**2.90**	2.98	*-8*
Net interest margin	**2.42**	2.70	*-28*

Net interest income

Net interest income increased by 11% to €2,036 million after incurring €12 million of investigation related charges. Strong loan and deposit growth in Republic of Ireland and GB & NI divisions as well as exceptional loan growth in Corporate Banking were the key factors generating the increase. Loans to customers increased by 28% and customer accounts increased by 14% on a constant currency basis since December 2003.

As disclosed in our interim results announcement, AIB introduced a new policy in respect of the investment of its capital funds. This action increased our balance sheet debt securities with a corresponding reduction in off balance sheet derivatives, the effect of which has increased reported average interest earning assets with no impact on net interest income except for any reduction in yield. This technical factor reduced the reported net interest margin by 8 basis points.
The domestic margin for the year, adjusted for the technical factor, was down 24 basis points compared with 2003 and the foreign margin decreased by 8 basis points. The domestic margin in

the second half was 2 basis points lower than the first half and the foreign margin declined 18 basis points on the first half.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin was 2.42% in 2004, with the business margin reducing by 20 basis points on 2003. The margin reduction was due to a continuation of trends evident in 2002 and 2003 with loans increasing at a stronger rate than deposits, higher growth in midmarket loans in the Republic of Ireland and the United Kingdom, a changing mix of products, growth in our international corporate operations and the impact of low interest rates on deposit margins and capital income.

Average loans increased at over double the rate of deposits compared with 2003 and was the largest factor in the margin reduction. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did have some impact on deposit margins in Ireland and the United Kingdom. Our new business lending continued to meet our targeted return on economic capital hurdles. The full year impact in 2004 of ECB and Polish interest rate cuts in 2003 also had a negative impact on retail deposit margins.

The structural effect of loans growing faster than deposits and changes in business mix are expected to be continuing features with consequent impact on the net interest margin calculation. Our expectation is that the Group net interest margin will again reduce by around 20 basis points in 2005.

Other income

Other income at €1,210 million was up 11%.

Banking fees and commissions increased by 6%, or 9% excluding €24 million of investigation related charges and amounted to over 70% of other income. The strong growth reflects increased business volumes and strong growth in lending related fees in Republic of Ireland, GB & NI and Corporate Banking. In Poland there was good growth in international payment fees and credit card income.

Investment banking revenues were higher due to particularly strong growth in Goodbody Stockbrokers and a good increase in AIB Corporate Finance. Asset Management revenues were lower following the sale, in November 2003, of Govett to Gartmore Investment Management p.l.c. Ark Life profit was €72 million compared with the 2003 profit of €60 million. The profit increase included €12 million from a reduction in the discount rate used in the calculation of its embedded value profit after providing for the solvency margin. The discount rate was reduced from 10% to 7.5% in the fourth quarter.

Included in other income was a gain of €36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB's capital funds.

Dividend income increased significantly reflecting a very strong increase in Poland.

The other income as a percentage of total income reduced from 38.2% to 37.6%.

Other income	Year 2004 €m	Year 2003 €m	*Underlying % Change 2004 v 2003*
Dividend income	**27**	15	80
Banking fees and commissions	**873**	830	6
Asset management and investment banking fees	**158**	128	23
Fees: and commissions receivable	**1,031**	958	8
Less: fees and commissions payable	**(131)**	(117)	12
Dealing profits	**95**	103	-6
Contribution of life assurance company	**72**	60	*18*
Profit on termination of off-balance sheet instruments	**36**	-	-
Other	**79**	81	-
Other operating income	**187**	141	*34*
Hedging profits	**1**	24	-
Total other income	**1,2101**	1,124	*11*

Recent developments

Sale of Cardpoint S.A.

On 22nd April, 2004, Bank Zachodni WBK S.A. sold its 100% owned subsidiary CardPoint S.A. to Nova Euroconex Holdings B.V.

Pricing of foreign exchange products and other issues

On 6th May, 2004, AIB announced that it had been applying prices to certain foreign exchange products without the formal regulatory approval of the Central Bank of Ireland from August 1995 and subsequently the Director of Consumer Affairs from May 1996. The error was not addressed until April 2004 and this resulted in a number of customers being overcharged on certain foreign exchange products. AIB, having consulted with the Irish Financial Services Regulatory Authority ("IFSRA"), immediately commissioned an independent investigation into this affair and on 14th May, 2004 appointed Mr. Lauri McDonnell, former Irish Comptroller and Auditor General, as the independent assurer of the investigation. Mr McDonnell has access to external independent audit expertise in carrying out the investigation and a progress report was made to IFSRA and the Board of AIB on 23rd July, 2004.

It emerged from the investigation that AIB failed to notify the regulator as required by law in relation to certain regulated charges which it levied on its customers however, the rates charged by AIB were generally comparable with the rates notified by its competitors. It also became clear that there is no legal obligation to pay restitution because the customers paid the rates advertised or agreed. The extensive investigation process also identified 24 other cases where MB had charged in excess of the rate agreed with the customer.

The total cost of the investigation including all expenses will be approximately £50 million. This includes the refund of approximately £26.1 million to customers in respect of notification errors and approximately £8.l million in restitution including interest in relation to non-regulated charges. AIB commenced repayments to customers on 20th August 2004. The board has appointed Mr. Eugene Ludwig, Managing Partner of the Promontory Group to advise on the adequacy and appropriateness of all actions to be taken in AIB in relation to all relevant control, risk, compliance and governance issues arising from recent events. In addition AIB will commission an annual

independent audit of fees and charges for a sample of customers and will report the results to the Regulator.

Faldor investigations

On 27th May, 2004, AIB announced the outcome of an investigation into an offshore vehicle, Faldor Ltd. The funders and beneficiaries of Faldor Ltd. were five former senior executives of AIB and the funds, which totalled no more than £750,000 at any time, were managed by AIB Investment Managers Ltd. ("AIBIM"), a subsidiary of AIB Group. The relationship between Faldor Ltd. and AIBIM was formed in 1989 and ceased in 1996. In late August 2003, the Managing Director of AIBIM was made aware of this relationship and alerted senior management and the Board of AIB. Having identified possible irregularities pertaining to this relationship AIB immediately brought it to the attention of IFSRA. AIB then initiated an internal investigation, the terms of reference of which were agreed with IFSRA. Arising out of the findings of this investigation AIB agreed with IFSRA to undertake a further investigation supervised by Mr Maurice 0' Connell, former Governor of the Central Bank of Ireland.

Reports of the investigations were considered by the Board of AIB in May 2004 and immediately forwarded to 1FSRA who were fully briefed throughout the process. The Irish Revenue Commissioners have also commenced an investigation into the matter and the Director of Corporate Enforcement has requisitioned and received documentation in this regard. AIB is co-operating fully with all relevant regulatory authorities in respect of this matter, which is not expected to have a material financial impact on the AIB Group.

CAPITALISATION AND INDEBTEDNESS

The following table sets out the shareholders' funds of AIB at 30th June, 2004 based on the information included in the unaudited consolidated balance sheet of AIB Group at that date, together with the subordinated liabilities of AIB Group at the same date:

	30th June, 2004 (Euros in millions)
Shareholders' funds	
Ordinary share capital of €0.32 each	
Authorised: 1,160.0 million shares	
Issued (fully paid): 914.1 million shares	293
Non-cumulative preference shares of US$25.00 each	
Authorised: 20.0 million shares	
Issued: 0.25 million shares	5
Reserves	5,457
Total shareholders' funds	5,755
Subordinated liabilities	
Allied Irish Banks, p.l.c.	
Undated subordinated liabilities	
US$100 million Floating Rate Notes, Undated	82
US$100 million Floating Rate Primary Capital Perpetual Notes, Undated	83
€200 million Fixed Rate Perpetual Subordinated Notes	199
Total undated subordinated liabilities	364
Dated subordinated liabilities	
European Medium Term Note Programme:	
US$250 million Floating Rate Notes due January 2010	205
€32.2 million 6.7% Fixed Rate Notes due August 2009	32
€250 million Floating Rate Notes due January 2010	250
€100 million Floating Rate Notes due August 2010	100
€200 million Floating Rate Notes due June 2013	200
Stg£350 million Fixed Rate Notes due November 2030	522
Total dated subordinated liabilities	1,309
Reserve capital instruments	497
Total subordinated liabilities	2,170
Total capitalisation	7,925

Notes:

(1) On 20th August 2004, AIB Group repaid *€32.2 million 6.7%* Fixed Rate Notes due August 2009.

(2) On 30th July 2004, AIB Group issued US$400 million Floating Rate Notes due July 2015. There have been no other material changes to the capitalisation and indebtedness since 30th June 2004.

(3) None of the above liabilities are secured or guaranteed.

(4) As at 30th June 2004, the contract amounts for AIB Group's contingent liabilities and commitments were €5.9 million and €15.1 million respectively. There have been no material changes to contingent liabilities and commitments since 30th June 2004.

The following information has been extracted from Bloomberg and has been rounded up to the nearest three decimal figures

Ordinary Shares

	Price Per Allied Irish Banks PLC Ordinary Share	
Calendar Period	**High (£)**	**Low (£)**
1999	12.625	6.864
2000	8.197	4.866
2001		
First Quarter	8.583	6.275
Second Quarter	8.426	6.981
Third Quarter	8.084	5.776
Fourth Quarter	8.077	5.931
Annual	8.583	5.776
2002		
First Quarter	8.592	6.945
Second Quarter	9.787	8.214
Third Quarter	9.130	6.925
Fourth Quarter	9.409	7.436
Annual	9.787	6.925
2003		
First Quarter	8.992	7.809
Second Quarter	10.120	8.674
Third Quarter	9.384	8.499
Fourth Quarter	8.976	8.384
Annual	10.120	7.809
2004		
First Quarter	9.618	7.959
Second Quarter	8.537	7.830
Third Quarter	9.326	8.108
Fourth Quarter	10.822	9.288
Annual	10.822	7.830
2005		
2005 First Quarter	11.315	10.553

The following information has been extracted from Allied Irish Banks PLC's published Reports and Accounts 2004

DIRECTORS AND EXECUTIVE OFFICERS

Certain information in respect of Directors and Executive Officers as of the date of this Information Memorandum is set out below.

	Name	**Function within MB Group/Principal Outside Activities**
†	Dermot Gleeson	Chairman of AIB and Barrister Director of Independent News and Media plc and the Gate Theatre
	Group Chief Executive	
*	Michael Buckley	Group Chief Executive
	Directors	
#	Adrian Burke	Audit Committee Chairman, Vice Chairman of Institute of European
*	Colm Doherty	Managing Director, AIB Capital Markets
•	Padraic M. Fallon	Chairman, Euromoney Institutional Investor plc & Director of Daily Mail and General Trust plc in Britain
•	Don Godson	Company Director
#†	Derek A. Higgs	Company Director, Chairman of Partnerships UK plc
*	Gary Kennedy	Group Director, Finance & Enterprise Technology
†	John B. McGuckian	Chairman of Ulster Television, Chairman of AIB Group UK.
*	Aidan McKeon	Managing Director, AIB Bank GB&NI
	Jenny Winter	Chief Executive for Barretstown, Ireland
	Kieran Crowley	Founder of Crowley Services Dublin Ltd
#†	Jim O' Leary	University Lecturer, Director of Gresham Hotel Group
#	Michael J. Sullivan	Attorney-at-Law
	Robert Wilmers	Chairman, President and Chief Executive Officer of M&T Bank Corporation

** Indicates Executive Director*
† Indicates member of Nomination and Remuneration Committee
 # Indicates member of Audit Committee
• Indicates member of the Social Affairs Committee

Other Executive Officers

Shoum Bhattacharya	Group Chief Risk Officer
Gerry Byrne	Managing Director, Poland Division
Donal Forde	Managing Director, AIB Bank ROI
Michael J. Lewis	Head of Strategic Human Resources

The business address of each of the above directors is c/o Bankcentre, Ballsbridge, Dublin 4.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1336A
TRANCHE NO: 1
EUR 20,000,000 Equity-linked Notes due 2015

Issue Price: 93.80 per cent

Banque AIG

The date of this Pricing Supplement is 12 May 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i)	Series Number:	1336A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**").
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000.
	(ii)	Tranche:	EUR 20,000,000.
5	Issue Price:		93.80 per cent. of the Aggregate Nominal Amount.
	Net proceeds:		EUR 18,760,000.
6	Specified Denominations:		EUR100,000.
7	Issue Date:		12 May 2005.
8	Maturity Date:		12 May 2015.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		No interest is payable.
11	Redemption/Payment Basis:		Equity-linked Redemption (see Appendix A).
12	Change of Interest or Redemption/Payment Basis:		Not Applicable.
13	Put/Call Options:		Not Applicable.
14	Status of the Notes:		Senior.
15	Listing:		Luxembourg.
16	Method of distribution:		Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable.
18	**Floating Rate Provisions**	Not Applicable.

19	**Zero Coupon Note Provisions**	Not Applicable.
20	**Index Linked Interest Note Provisions**	Not Applicable.
21	**Dual Currency Note Provisions**	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable.
23	**Put Option**		Not Applicable.
24	**Final Redemption Amount of Each Note**		See Appendix A.
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for tax reasons or following an event of default shall be an amount in Euro equal to the market value of the Notes on the date of redemption, adjusted to account fully for any loss, expenses and costs to the Issuer of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes.
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules.

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET. The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30	Details relating to Instalment Notes:	Not Applicable.
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32	Consolidation provisions:	Not Applicable.
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable.

35	If non-syndicated, name of Dealer:	Banque AIG.
36	Additional selling restrictions:	Not Applicable.
37	Costs of Issue:	Not Applicable.
38	Subscription period:	Not Applicable.

OPERATIONAL INFORMATION

39	ISIN Code:	XS0219562013.
40	Common Code:	21956201.
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable.
42	Delivery:	Delivery against payment.
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and Banque AIG as Calculation Agent.

GENERAL

44	*Additional steps that may only be taken* following approval by an Extraordinary Resolution in accordance with Condition 12(a):	*Not Applicable.*
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable.
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable.
47	Effective yield at Issue Price:	Not Applicable.
48	Date of Pricing Supplement:	12 May 2005.
49	Date of Base Offering Circular:	15 October 2004.

Signed on behalf of the Issuer:

By: ______________________________
Duly authorised

APPENDIX A

Capitalised terms used in this Appendix and not otherwise defined herein shall have the meaning set forth in the 2002 ISDA Equity Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the "Equity Definitions").

Final Redemption Amount of each Note

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the **"Final Redemption Amount"**) determined by the Calculation Agent in accordance with the following formula:

$$Specified\ Denomination \times Max\left[100\%; \frac{S_{final}}{S_{initial}}\right]$$ with,

(i) save in the case of (ii),

S_{final}: the arithmetic average of the Relevant Prices on the 28th day of each calendar month starting on April 2013 and ending on April 2015, provided that if this day is not an Exchange Business Day, then on the next following Exchange Business Day.

$S_{Initial}$: the arithmetic average of the Relevant Prices from (and including) 28 April 2005 to and including May 28, 2005 for each Exchange Business Day.

(ii) in the event that a Merger Event or Tender Offer is a "Share-for-Other" in which the consideration for shares in the Underlying Share consists solely of cash, "S final" will be an estimated value determined by the Calculation Agent in a commercially reasonable manner based on prevailing EURIBOR swap rates, dividends and costs of borrowing. In the event of any inconsistency between the definition of Modified Calculation Agent Adjustment and this paragraph (ii), this paragraph (ii) shall prevail.

For these purposes:

Underlying Share	Allied Irish Banks Plc listed on the London Stock Exchange. (Reuters: ALBK.L, Bloomberg : ALBK LN).
Exchange:	London Stock Exchange.
Related Exchange:	LIFFE.
Relevant Price:	The official price for the Underlying Share on the Exchange at the Valuation Time.
Valuation Time:	The official close of trading on the Exchange.
Adjustments:	
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Tender Offer:	Applicable.
Consequences of Tender Offer:	

Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.
Nationalization, Insolvency or Delisting:	Calculation Agent Determination.
Additional Disruption Events:	
Change in Law:	Applicable.
Insolvency Filing:	Applicable.
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.
Calculation Agent:	Banque AIG.

APPENDIX B

ALLIED IRISH BANKS, PLC

The following information has been extracted from Allied Irish Banks PLC's information memorandum dated 3rd September 2004 in relation to €15,000,000,000 Note Programme

General

AIB Group provides a diverse range of banking, financial and related services, principally in Ireland, the United Kingdom ("UK"), the United States ("US") and Poland. AIB has some 289 branches and outlets in Ireland, where the directors estimate its share of the total market for both euro loans and deposits to be in excess of 20%.

Background

AIB, originally named Allied Irish Banks Limited, was incorporated in Ireland in September 1966 in connection with the amalgamation of three long established banks (the "constituent banks") with assets aggregating €324 million. At that time the shares of the Munster and Leinster Bank Limited (established 1885), the Provincial Bank of Ireland Limited (established 1825) and the Royal Bank of Ireland Limited (established 1836), were acquired by and were transferred to AIB as a holding company. In 1972, AIB became the sole banking entity in place of the three constituent banks, other than with regard to the currency note issue of the Provincial Bank of Ireland Limited in Northern Ireland, which was transferred to AIB in 1982. This power to issue bank notes in Northern Ireland was transferred to AIB Group (UK) p.l.c. (formerly AIB Group Northern Ireland plc) with effect from 10th January, 1994.

In December 1970, AIB commenced the expansion of its network of branches in Britain. Since 1972, AIB has opened overseas branches in New York, the Cayman Islands and Singapore. Subsidiary companies were set up in the Isle of Man and Jersey (Channel Islands). Representative offices were established in a number of States in the US.

In December 1983, AIB acquired 43% of the outstanding shares of First Maryland Bancorp ("FMB"). In 1989, AIB completed the acquisition of 100% of the outstanding shares of common stock of FMB. Additional acquisitions were subsequently completed including Dauphin Deposit Bank and Trust Company ("Dauphin"), a Pennsylvania chartered commercial bank, which was acquired in 1997. Subsequently all banking operations in the US were merged into Allfirst Bank.
On 1st April, 2003, AIB completed the integration of Allfirst Financial Inc. into M&T Bank Corporation ("M&T"). Under the terms of the agreement, AIB received 26.7 million M&T shares, representing a stake of approximately 22.5% in the enlarged M&T, together with US$ 886.1 million cash. The agreement allowed for the cash consideration to be reduced by the amount of a pre-close dividend from Allfirst Financial Inc. Consequently the cash consideration payable by M&T reduced to US$21.1 million.

Ark Life Assurance Company Limited ("Ark Life"), the Group's wholly-owned life assurance subsidiary, commenced trading on 22nd May, 1991.

In July 1991, AIB acquired TSB Bank Northern Ireland p.l.c. ("TSB NI"), a bank with 56 branches in Northern Ireland. The AIB and TSB NI businesses in Northern Ireland were integrated with the passage of enabling legislation, which came into effect on 10th January, 1994, and the combined operations trade under the service mark "First Trust Bank". On 1st October, 1996, AIB's retail operations in Great Britain and Northern Ireland were integrated under the direction of a single board and the enlarged entity was incorporated as AIB Group (UK) p.l.c. with two distinct trading names "First Trust Bank" in Northern Ireland and "Allied Irish Bank (GB)" in Great Britain.

In February 1995, AIB acquired its initial minority shareholding of 16.3% of the outstanding shares of Wielkopolski Bank Kredytowy S.A. ("WBK") and in June 1996 acquired a further shareholding of 20%. On 13th May, 1997, the AIB Group increased its shareholding in WBK to 60.14%.

On 16th September, 1999, AIB completed the acquisition of an 80% shareholding in Bank Zachodni S.A. ("BZ") from the State Treasury of the Republic of Poland. In accordance with the acquisition agreement AIB invested in additional shares of BZ on 15th October, 1999, bringing the total shareholding to 81% at 31st December, 1999. Further investments during 2000 brought AIB's shareholding to 83% at 31st December, 2000.

On 13th June, 2001, AB completed the merger of Wielkopolski Bank Kredytowy S.A.("WBK") and Bank Zachodni S.A. ("BZ"). The new entity was renamed Bank Zachodni WBK S.A. ("BZWBK"), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

The following information has been extracted from Allied Irish Banks PLC's published Reports and Accounts 2004

Divisional information

The business of AIB Group is operated through four major operating divisions as described below:

AIB Bank ROI division

The AIB Bank ROI division, with total assets of €43.1 billion at 31 December, 2004 encompasses the Group's retail and commercial banking operations in Ireland, Channel Islands and Isle of Man; AIB Finance & Leasing; Card Services and AIB's life and pensions subsidiary, Ark Life Assurance Company Limited. AIB Bank ROI provides banking services through a distribution network of some 281 locations (190 branches and 91 outlets), and in excess of 682 automatic teller machines ("ATMs"). AIB cardholders also have access to over 53,960 LINK ATMs in the UK as well as 855,000 Visa Plus serviced ATMs worldwide. AIB has an agency agreement with An Post, the national post office network, which enables AIB customers to carry out basic transactions at over 1,000 post office locations nationwide. A debit card `Laser' is operated jointly with other financial institutions in Ireland. In addition, the division offers telephone and internet banking for the routine transactions of personal customers through which they can pay bills, transfer money between accounts, search for cheques and view and order statements. Telephone and internet banking is also suitable for sole trader business customers. For other business customers, an internet based banking service called iBusiness Banking is available. It offers secure internet banking and a comprehensive cash management solution, including domestic and cross-border payment functionality.

Branch banking services are provided across the range of customer segments, including individuals, small and medium sized commercial customers, farmers and the corporate sector. Through the branch network, the division provides a variety of savings and investment products, loans and overdrafts, home loans, home improvement loans, foreign exchange facilities, a full range of money transmission services and issues Visa® and Mastercard® credit cards. AIB Bank ROI manages its loan portfolio in accordance with set policies, best practice guidelines, procedures and lending criteria. In this regard, specific policies are in place for significant portfolios, including Building, Construction & Property and Home Mortgages. The division competes aggressively in the personal market with home mortgages and credit cards through highly visible customer value and rate-led marketing campaigns.

AIB Finance & Leasing is AIB's asset financing arm in Ireland. It markets its services through the AIB branch network and through intermediaries with whom it has established relationships, such as motor dealers, equipment suppliers, brokers and other professionals, including lawyers, accountants and estate agents. It also lends directly to customers. Its lending services include vehicle, equipment and fleet leasing, retail and investment property loans, vehicle and equipment hire purchase, insurance premium financing and personal loans.

AIB's life assurance subsidiary, Ark Life Assurance Company Limited, provides a wide range of financial planning services including life assurance, savings and investment instruments, pensions and inheritance tax planning. In Ireland, home and travel insurance products are sold in the branch network through alliances with partners in the insurance industry.

AIB Bank GB & NI division

The AIB Bank GB & NI division, with total assets of €15.1 billion, operates in two distinct markets, Great Britain and Northern Ireland, with different economies and operating environments. AIB Group (UK) p.l.c., registered in the UK and regulated by the FSA (Financial Services Authority), operates as the legal entity for the division.

Great Britain

In this market, the division operates under the trading name Allied Irish Bank (GB) from 32 full service branches and 12 business development offices. The Divisional Head Office is located in Uxbridge, west of London, with significant back office processing undertaken at a Divisional Centre in Belfast.

A full service is offered to business and personal customers, although there is a clear focus on relationship banking to the midcorporate business sector, professionals, and high net worth Individuals.

Corporate Banking services are offered from London, Birmingham, and Manchester, with particular expertise in the education, health and charity sectors.

For the sixth consecutive time, Allied Irish Bank (GB) has won the title of 'Britain's Best Business Bank' from the Forum of Private Business, being ranked top for customer service and maintaining its lead over other major banks.

Northern Ireland

In this market, the division operates under the trading name First Trust Bank from 57 full service branches throughout Northern Ireland. The First Trust Bank Head Office is located in Belfast, together with the Divisional Processing Centre.

Performance review

A full service is offered to business and personal customers, across the range of customer segments, including personal customers, small and medium sized enterprises, and the corporate sector.

Specialist services, including mortgages, credit cards, invoice discounting and asset finance are based in Belfast and delivered throughout the division.

First Trust Independent Financial Services provides sales and advice on regulated products and services, including protection, investment and pension requirements to the whole of the division.

Capital Markets division

AIB Capital Markets, with total assets of €32.4 billion at 31 December, 2004, manages the Investment Banking, Asset Management, Stockbroking, Corporate Banking and Global Treasury Services of the Group (with the exception of the International Banking Services in BZWBK).

The activities of the Capital Markets division are delivered through the following main business units: Global Treasury, Investment Banking, AIB Corporate Banking and Allied Irish America (AIA). Global Treasury through its treasury operations manages, on a global basis, the liquidity and funding requirements and the interest and exchange rate exposure of the Group. In addition, it undertakes proprietary trading activities, and provides a wide range of treasury and risk management services to the corporate, commercial and retail customers of the Group. International Banking activities include import and export financial services.

Investment Banking provides a comprehensive range of services including corporate finance through AIB Corporate Finance Limited, corporate finance and stockbroking through Goodbody Stockbrokers, structuring crossborder financing transactions and provides sophisticated back-office services through AIB International Financial Services Limited, and custodial, trustee and fund administration services through joint ventures with The Bank of NewYork. At 31 December, 2004, the AIB/The Bank of NewYork joint venture,AIB/BNY Fund Management (Ireland) Ltd., had €99 billion of funds under administration. AIB/BNY Trust Company Limited had assets under custody of €84 billion. Investment Banking services also include the provision of alternative asset management activities (i.e. hedge funds), venture capital funds and property fund activities

(principally property in Poland). Asset management is provided through AIB Investment Managers Limited (AIBIM) in the Republic of Ireland. The company manages assets principally for institutional and retail clients with €9.9 billion of funds under management.

AIB Corporate Banking provides a fully integrated, relationship-based banking service to top-tier companies, both domestic and international, financial institutions and Irish commercial state companies. AIB Corporate Banking has a dedicated unit focusing on developing and arranging acquisition and project finance principally in Ireland, the UK and Continental Europe, and has established Mezzanine Finance funds and CDO funds. AIB Corporate Banking operates in Ireland, the UK, the US and Continental Europe.

AIA's core business activity is within the not for profit sector, operating principally from New York, with offices in a number of other principal US cities. The operations also include associated fund raising businesses based in the US and in Canada.

AIB Capital Markets is headquartered at Dublin's International Financial Services Centre. It also operates from a number of other Dublin locations, and operates AIB's treasury operations in London, New York and Poland, a corporate banking office in Frankfurt and Paris, and offices managed by AIB International Financial Services Limited in Budapest, Zurich and Luxembourg.

Poland division

Poland division, with total assets of €6.7 billion at 31 December, 2004 comprises Bank Zachodni WBK (BZWBK) in which AIB has a 70.5% shareholding, together with its subsidiaries and associates. (BZWBK Wholesale Treasury and share of Investment Banking subsidiaries results are reported in Capital Markets division). AIB completed the merger of its Polish operations in 2001, forming BZWBK, Poland's fifth largest bank.

BZWBK's registered office is located in Wroclaw in southwestern Poland. Key support functions are also located in offices based in Poznan and Warsaw. At the end of 2004, the Bank had total assets of PLN 26.2 billion, operated through 387 branches and outlets and 578 ATMs. It employed approximately 7,470 staff, including subsidiaries. BZWBK offers comprehensive services to retail and corporate customers. Apart from core banking products and services, the Bank's offering include mortgages, credit cards, retail bonds, mutual funds, treasury and capital market products, leasing and factoring facilities, foreign trade services and asset management. In providing many of its specialised services the Bank is supported by its subsidiaries. BZWBK operates mainly in the western part of the country and also has a significant presence in major urban areas across Poland such as Warsaw, Krakow, Gdansk and Lodz. The Bank now has over 40 outlets in the Warsaw market.

BZWBK Corporate Business Centers based in Poznan,Warsaw, Wroclaw, Krakow and Gdansk provide direct and comprehensive relationship-based services to large and mid-sized corporates with credit exposures in excess of PLN 4 million. It is the aim of these Centers to provide a top quality customer service proposition and at the same time ensure the highest standards of credit underwriting. This relationship approach is expected to continue to provide real benefits both for the customer and BZWBK.

Performance review

Summary Profit and Loss Account

	2004			2003	2002
		Continuing activities	Discontinued[1] activities	Total	Total
	€m	€m	€m	€m	€m
Net interest income	**2,036**	1,840	94	1,934	2,351
Other finance income	**18**	14	(2)	12	62
Other income	**1,210**	1,124	106	1,230	1,514
Total operating income	**3,264**	2,978	198	3,176	3,927
Staff and other administrative expenses	**1,713**	1,597	112	1,709	2,098
Restructuring costs in continuing businesses	**9**	72	-	72	13
Depreciation and amortisation	**164**	170	9	179	207
Total operating expenses	**1,886**	1,839	121	1,960	2,318
Group operating profit before provisions	**1,378**	1,139	77	1,216	1,609
Provisions for bad and doubtful debts	**116**	142	10	152	194
Group operating profit	**1,243**	972	67	1,039	1,358
Share of operating profits of associated Undertakings	**201**	143	-	143	9
Share of restructuring and integration costs in associated undertaking	**-**	(20)	-	(20)	-
Amortisation of goodwill on acquisition of associated undertaking	**(52)**	(42)	-	(42)	-
Profit on disposal of property	**9**	32	-	32	5
Profit/(loss) on disposal of businesses	**17**	(142)	1	(141)	-
Group profit on ordinary activities before taxation	**1,418**	943	68	1,011	1,372
Taxation on ordinary activities	**336**	299	19	318	306
Group profit on ordinary activities after taxation	**1,082**	644	49	693	1,066
Minority interests and non-equity dividends	**35**	15	1	16	32
Group profit attributable to ordinary shareholders	**1,047**	629	48	677	1,034

(1) *The discontinued activities in 2003 relate to the income and expense of Allfirst Financial Inc. from 1 January 2003 to 31 March 2003.*

The following commentary on profit and loss account headings covers continuing activities, which exclude Allfirst in 2003, and is based on underlying percentage growth adjusting for the impact of exchange rate movements on the translation of foreign locations' profit and excludes the transfer of Ark Life's sales force to AIB's payroll (resulted in higher payroll costs which were previously recorded as a deduction in other income as part ofArk Life profit). Allfirst, which was merged with M&T Bank Corporation ("M&T") on 1 April 2003, is a discontinued activity.

Investigation related charges referred to in the following commentary relate primarily to the application of prices to foreign exchange products without regulatory approval. AIB provided €50 million for investigation related charges and costs with €12 million charged to net interest income, €24 million charged to other income and €14 million of costs included in other administrative expenses.

Total income

Total Opening Income	Year 2004 €m	Year 2003 €m	Year 2002 €m
Net interest income	**2,036**	1,934	2,351
Other finance income	**18**	12	62
Other income	**1,210**	1,230	1,514
Total operating income	**3,264**	3,176	3,927

A comment on net interest income and other income follows.

Average interest earning assets - continuing activities	Year 2004 €m	Year 2003 €m	% Change [1] 2004 v 2003
Average interest earning assets	**84,288**	68,270	23

(1) This particular analysis is not adjusted for the impact of exchange rate movements.

Net interest margin - continuing activities	Year 2004 %	Year 2003 %	*Basic Points Change*
Net interest margin	**2.42**	2.70	*-28*
Business margin			*-20*
Technical margin			*-8*

Domestic and foreign margins - continuing activities	Year 2004 %	Year 2003 %	*Basic Points Change*
Domestic	**2.19**	2.54	*-35*
Foreign	**2.90**	2.98	*-8*
Net interest margin	**2.42**	2.70	*-28*

Net interest income

Net interest income increased by 11% to €2,036 million after incurring €12 million of investigation related charges. Strong loan and deposit growth in Republic of Ireland and GB & NI divisions as well as exceptional loan growth in Corporate Banking were the key factors generating the increase. Loans to customers increased by 28% and customer accounts increased by 14% on a constant currency basis since December 2003.

As disclosed in our interim results announcement, AIB introduced a new policy in respect of the investment of its capital funds. This action increased our balance sheet debt securities with a corresponding reduction in off balance sheet derivatives, the effect of which has increased reported average interest earning assets with no impact on net interest income except for any reduction in yield. This technical factor reduced the reported net interest margin by 8 basis points.

The domestic margin for the year, adjusted for the technical factor, was down 24 basis points compared with 2003 and the foreign margin decreased by 8 basis points. The domestic margin in the second half was 2 basis points lower than the first half and the foreign margin declined 18 basis points on the first half.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin was 2.42% in 2004, with the business margin reducing by 20 basis points on 2003. The margin reduction was due to a continuation of trends evident in 2002 and 2003 with loans increasing at a stronger rate than deposits, higher growth in midmarket loans in the Republic of Ireland and the United Kingdom, a changing mix of products, growth in our international corporate operations and the impact of low interest rates on deposit margins and capital income.

Average loans increased at over double the rate of deposits compared with 2003 and was the largest factor in the margin reduction. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did have some impact on deposit margins in Ireland and the United Kingdom. Our new business lending continued to meet our targeted return on economic capital hurdles. The full year impact in 2004 of ECB and Polish interest rate cuts in 2003 also had a negative impact on retail deposit margins.

The structural effect of loans growing faster than deposits and changes in business mix are expected to be continuing features with consequent impact on the net interest margin calculation. Our expectation is that the Group net interest margin will again reduce by around 20 basis points in 2005.

Other income

Other income at €1,210 million was up 11%.

Banking fees and commissions increased by 6%, or 9% excluding €24 million of investigation related charges and amounted to over 70% of other income. The strong growth reflects increased business volumes and strong growth in lending related fees in Republic of Ireland, GB & NI and Corporate Banking. In Poland there was good growth in international payment fees and credit card income.

Investment banking revenues were higher due to particularly strong growth in Goodbody Stockbrokers and a good increase in AIB Corporate Finance. Asset Management revenues were lower following the sale, in November 2003, of Govett to Gartmore Investment Management p.l.c.
Ark Life profit was €72 million compared with the 2003 profit of €60 million. The profit increase included €12 million from a reduction in the discount rate used in the calculation of its embedded value profit after providing for the solvency margin. The discount rate was reduced from 10% to 7.5% in the fourth quarter.

Included in other income was a gain of €36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB's capital funds.

Dividend income increased significantly reflecting a very strong increase in Poland.

The other income as a percentage of total income reduced from 38.2% to 37.6%.

Other income	Year 2004 €m	Year 2003 €m	*Underlying % Change 2004 v 2003*
Dividend income	**27**	15	80
Banking fees and commissions	**873**	830	6
Asset management and investment banking fees	**158**	128	23
Fees: and commissions receivable	**1,031**	958	8
Less: fees and commissions payable	**(131)**	(117)	12
Dealing profits	**95**	103	-6
Contribution of life assurance company	**72**	60	*18*
Profit on termination of off-balance sheet instruments	**36**	-	-
Other	**79**	81	-
Other operating income	**187**	141	*34*
Hedging profits	**1**	24	-
Total other income	**1,2101**	1,124	*11*

Dividends on equity shares

	2004	2003	2002	2004	2003	2002
	Cent per €0.32 share			**€m**	€ m	€ m
Ordinary shares of €0.32 each						
Interim dividend	**20.9**	19.0	17.25	**179**	161	154
Final dividend	**38.5**	35.0	31.81	**333**	296	283
	59.4	54.0	49.06	**512**	457	437
Employee share trusts[1]				**(1)**	(5)	(8)
				511	452	429

[1]In accordance with FRS 14 'Earnings per share', dividends of € 0.8m (2003: € 4.8m; 2002 € 7.9m) arising on the shares held by certain employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed.

Recent developments

Sale of Cardpoint S.A.

On 22nd April, 2004, Bank Zachodni WBK S.A. sold its 100% owned subsidiary CardPoint S.A. to Nova Euroconex Holdings B.V.

Pricing of foreign exchange products and other issues

On 6th May, 2004, AIB announced that it had been applying prices to certain foreign exchange products without the formal regulatory approval of the Central Bank of Ireland from August 1995 and subsequently the Director of Consumer Affairs from May 1996. The error was not addressed until April 2004 and this resulted in a number of customers being overcharged on certain foreign exchange products. AIB, having consulted with the Irish Financial Services Regulatory Authority ("IFSRA"), immediately commissioned an independent investigation into this affair and on 14th May, 2004 appointed Mr. Lauri McDonnell, former Irish Comptroller and Auditor General, as the independent assurer of the investigation. Mr McDonnell has access to external independent audit

expertise in carrying out the investigation and a progress report was made to IFSRA and the Board of AIB on 23rd July, 2004.

It emerged from the investigation that AIB failed to notify the regulator as required by law in relation to certain regulated charges which it levied on its customers however, the rates charged by AIB were generally comparable with the rates notified by its competitors. It also became clear that there is no legal obligation to pay restitution because the customers paid the rates advertised or agreed. The extensive investigation process also identified 24 other cases where MB had charged in excess of the rate agreed with the customer.

The total cost of the investigation including all expenses will be approximately £50 million. This includes the refund of approximately £26.1 million to customers in respect of notification errors and approximately £8.l million in restitution including interest in relation to non-regulated charges. AIB commenced repayments to customers on 20th August 2004. The board has appointed Mr. Eugene Ludwig, Managing Partner of the Promontory Group to advise on the adequacy and appropriateness of all actions to be taken in AIB in relation to all relevant control, risk, compliance and governance issues arising from recent events. In addition AIB will commission an annual independent audit of fees and charges for a sample of customers and will report the results to the Regulator.

Faldor investigations

On 27th May, 2004, AIB announced the outcome of an investigation into an offshore vehicle, Faldor Ltd. The funders and beneficiaries of Faldor Ltd. were five former senior executives of AIB and the funds, which totalled no more than £750,000 at any time, were managed by AIB Investment Managers Ltd. ("AIBIM"), a subsidiary of AIB Group. The relationship between Faldor Ltd. and AIBIM was formed in 1989 and ceased in 1996. In late August 2003, the Managing Director of AIBIM was made aware of this relationship and alerted senior management and the Board of AIB. Having identified possible irregularities pertaining to this relationship AIB immediately brought it to the attention of IFSRA. AIB then initiated an internal investigation, the terms of reference of which were agreed with IFSRA. Arising out of the findings of this investigation AIB agreed with IFSRA to undertake a further investigation supervised by Mr Maurice 0' Connell, former Governor of the Central Bank of Ireland.

Reports of the investigations were considered by the Board of AIB in May 2004 and immediately forwarded to 1FSRA who were fully briefed throughout the process. The Irish Revenue Commissioners have also commenced an investigation into the matter and the Director of Corporate Enforcement has requisitioned and received documentation in this regard. AIB is co-operating fully with all relevant regulatory authorities in respect of this matter, which is not expected to have a material financial impact on the AIB Group.

CAPITALISATION AND INDEBTEDNESS

The following table sets out the shareholders' funds of AIB at 30th June, 2004 based on the information included in the unaudited consolidated balance sheet of AIB Group at that date, together with the subordinated liabilities of AIB Group at the same date:

	30th June, 2004 (Euros in millions)
Shareholders' funds	
Ordinary share capital of €0.32 each	
Authorised: 1,160.0 million shares	
Issued (fully paid): 914.1 million shares	293
Non-cumulative preference shares of US$25.00 each	
Authorised: 20.0 million shares	
Issued: 0.25 million shares	5
Reserves	5,457
Total shareholders' funds	5,755
Subordinated liabilities	
Allied Irish Banks, p.l.c.	
Undated subordinated liabilities	
US$100 million Floating Rate Notes, Undated	82
US$100 million Floating Rate Primary Capital Perpetual Notes, Undated	83
€200 million Fixed Rate Perpetual Subordinated Notes	199
Total undated subordinated liabilities	364
Dated subordinated liabilities	
European Medium Term Note Programme:	
US$250 million Floating Rate Notes due January 2010	205
€32.2 million 6.7% Fixed Rate Notes due August 2009	32
€250 million Floating Rate Notes due January 2010	250
€100 million Floating Rate Notes due August 2010	100
€200 million Floating Rate Notes due June 2013	200
Stg£350 million Fixed Rate Notes due November 2030	522
Total dated subordinated liabilities	1,309
Reserve capital instruments	497
Total subordinated liabilities	2,170
Total capitalisation	7,925

Notes:

(1) On 20th August 2004, AIB Group repaid €32.2 million 6.7% Fixed Rate Notes due August 2009.

(2) On 30th July 2004, AIB Group issued US$400 million Floating Rate Notes due July 2015. There have been no other material changes to the capitalisation and indebtedness since 30th June 2004.

(3) None of the above liabilities are secured or guaranteed.

(4) As at 30th June 2004, the contract amounts for AIB Group's contingent liabilities and commitments were €5.9 million and €15.1 million respectively. There have been no material changes to contingent liabilities and commitments since 30th June 2004.

The following information has been extracted from Bloomberg and has been rounded up to the nearest two decimal figures

Ordinary Shares

	Price Per Allied Irish Banks PLC Ordinary Share	
Calendar Period	**High (€)**	**Low (€)**
1999	18.649	10.70
2000	13.25	7.70
2001		
First Quarter	13.80	10.00
Second Quarter	13.90	10.75
Third Quarter	13.50	9.00
Fourth Quarter	13.10	9.50
Annual	13.90	9.00
2002		
First Quarter	14.10	10.50
Second Quarter	15.70	10.79
Third Quarter	14.38	10.79
Fourth Quarter	15.05	11.60
Annual	15.70	10.50
2003		
First Quarter	13.77	11.40
Second Quarter	14.50	12.20
Third Quarter	13.59	11.89
Fourth Quarter	12.95	11.92
Annual	14.50	11.40
2004		
First Quarter	13.95	11.76
Second Quarter	12.86	11.63
Third Quarter	13.75	12.15
Fourth Quarter	15.40	13.32
Annual	15.40	11.63
2005		
2005 First Quarter	16.68	15.10

Closing price on 11.05.05: €16.28

The following information has been extracted from Allied Irish Banks PLC's published Reports and Accounts 2004

DIRECTORS AND EXECUTIVE OFFICERS

Certain information in respect of Directors and Executive Officers as of the date of this Information Memorandum is set out below.

	Name	**Function within MB Group/Principal Outside Activities**
†	Dermot Gleeson	Chairman of AIB and Barrister Director of Independent News and Media plc and the Gate Theatre
	Group Chief Executive	
*	Michael Buckley	Group Chief Executive
	Directors	
#	Adrian Burke	Audit Committee Chairman, Vice Chairman of Institute of European
*	Colm Doherty	Managing Director, AIB Capital Markets
•	Padraic M. Fallon	Chairman, Euromoney Institutional Investor plc & Director of Daily Mail and General Trust plc in Britain
•	Don Godson	Company Director
#†	Derek A. Higgs	Company Director, Chairman of Partnerships UK plc
*	Gary Kennedy	Group Director, Finance & Enterprise Technology
†	John B. McGuckian	Chairman of Ulster Television, Chairman of AIB Group UK.
*	Aidan McKeon	Managing Director, AIB Bank GB&NI
	Jenny Winter	Chief Executive for Barretstown, Ireland
	Kieran Crowley	Founder of Crowley Services Dublin Ltd
#†	Jim O' Leary	University Lecturer, Director of Gresham Hotel Group
#	Michael J. Sullivan	Attorney-at-Law
	Robert Wilmers	Chairman, President and Chief Executive Officer of M&T Bank Corporation

* *Indicates Executive Director*
† *Indicates member of Nomination and Remuneration Committee*
# *Indicates member of Audit Committee*
• *Indicates member of the Social Affairs Committee*

Other Executive Officers

Shoum Bhattacharya	Group Chief Risk Officer
Gerry Byrne	Managing Director, Poland Division
Donal Forde	Managing Director, AIB Bank ROI
Michael J. Lewis	Head of Strategic Human Resources

The business address of each of the above directors is c/o Bankcentre, Ballsbridge, Dublin 4.

Allied Irish Banks PLC's Annual and Interim Report and Accounts can be found on http://www.aib.ie/servlet/ContentServer?pagename=AIB_InvestorRelations/IR_Homepage&irSection=CR and at Allied Irish Banks, PLC, Group Headquarters & Registered Office and are available free of charge at the office of the Agent in Luxembourg.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1335A
TRANCHE NO: 1
EUR 20,000,000 Equity-linked Notes due 2015

Issue Price: 94.80 per cent

Banque AIG

The date of this Pricing Supplement is 12 May 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i)	Series Number:	1335A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000.
	(ii)	Tranche:	EUR 20,000,000.
5	Issue Price:		94.80 per cent. of the Aggregate Nominal Amount.
	Net proceeds:		EUR 18,960,000.
6	Specified Denominations:		EUR100,000.
7	Issue Date:		12 May 2005.
8	Maturity Date:		12 May 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		No interest is payable.
11	Redemption/Payment Basis:		Equity-linked Redemption (see Appendix A).
12	Change of Interest or Redemption/Payment Basis:		Not Applicable.
13	Put/Call Options:		Not Applicable.
14	Status of the Notes:		Senior.
15	Listing:		Luxembourg.
16	Method of distribution:		Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Not Applicable.
18	Floating Rate Provisions	Not Applicable.

19	Zero Coupon Note Provisions	Not Applicable.
20	Index Linked Interest Note Provisions	Not Applicable.
21	Dual Currency Note Provisions	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable.
23	Put Option	Not Applicable.
24	Final Redemption Amount of Each Note	See Appendix A.

25 Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for tax reasons or following an event of default shall be an amount in Euro equal to the market value of the Notes on the date of redemption, adjusted to account fully for any loss, expenses and costs to the Issuer of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26 **Form of Notes:** Bearer Notes.

(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules.

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET. The first sentence of Condition 8(h) shall be deemed to be deleted and replaced with the following: "if any date of payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30	Details relating to Instalment Notes:	Not Applicable.
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32	Consolidation provisions:	Not Applicable.
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable.

35	If non-syndicated, name of Dealer:	Banque AIG.
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable.
38	Subscription period:	Not Applicable.

OPERATIONAL INFORMATION

39	ISIN Code:	XS0219561981
40	Common Code:	21956198
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable.
42	Delivery:	Delivery against payment.
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and Banque AIG as Calculation Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable.
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable.
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable.
47	Effective yield at Issue Price:	Not Applicable.
48	Date of Pricing Supplement:	12 May 2005.
49	Date of Base Offering Circular:	15 October 2004.

Signed on behalf of the Issuer:

By: ______________________________
Duly authorised

APPENDIX A

Capitalised terms used in this Appendix and not otherwise defined herein shall have the meaning set forth in the 2002 ISDA Equity Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the "Equity Definitions").

Final Redemption Amount of each Note

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the **"Final Redemption Amount"**) determined by the Calculation Agent in accordance with the following formula:

$$Specified\ Denomination \times Max\left[100\%; \frac{S_{final}}{S_{initial}}\right] \text{with,}$$

(i) save in the case of (ii),

S_{final}: the arithmetic average of the Relevant Prices on the 28th day of each calendar month starting on April 2013 and ending on April 2015, provided that if this day is not an Exchange Business Day, *then on the next following Exchange Business Day.*

$S_{Initial}$: the arithmetic average of the Relevant Prices from (and including) 28 April 2005 to and including May 28, 2005 for each Exchange Business Day.

(ii) in the event that a Merger Event or Tender Offer is a "Share-for-Other" in which the consideration for shares in the Underlying Share consists solely of cash, "S final" will be an estimated value determined by the Calculation Agent in a commercially reasonable manner based on prevailing EURIBOR swap rates, dividends and costs of borrowing. In the event of any inconsistency between the definition of Modified Calculation Agent Adjustment and this paragraph (ii), this paragraph (ii) shall prevail.

For these purposes:

Underlying Share	Bank of Ireland listed on the London Stock Exchange. (Reuters: BKIR.L, Bloomberg: BKIR LN)
Exchange:	London Stock Exchange.
Related Exchange:	LIFFE
Relevant Price:	The official price for the Underlying Share on the Exchange at the Valuation Time.
Valuation Time:	The official close of trading on the Exchange.
Adjustments:	
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Tender Offer:	Applicable.
Consequences of Tender Offer:	

Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.
Nationalization, Insolvency or Delisting:	Calculation Agent Determination.
Additional Disruption Events:	
Change in Law:	Applicable.
Insolvency Filing:	Applicable.
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.
Calculation Agent:	Banque AIG

APPENDIX B

BANK OF IRELAND

The following information has been extracted from Bank of Ireland's Information Memorandum dated 11 February 2005 in relation to €15,000,000,000 Note Programme

General

The Bank of Ireland, incorporated by Royal Charter of King George III in 1783, is one of the largest Irish financial services groups, with total assets of €106.4 billion (US€130.1 billion) at March 31, 2004. Headquartered in Dublin, the Group operates primarily throughout Ireland and in parts of the United Kingdom.

Background

The Bank is one of the largest financial services groups in Ireland. The Group had total Group assets of €106.4 billion at 31st March, 2004.

The business of Bristol & West Building Society was acquired by a subsidiary of the Bank, Bristol & West plc on 28th July, 1997.

The Bank had a network of 316 full-time retail bank branches at 11th February, 2005, of which 261 are in Ireland, 44 in Northern Ireland and 11 in Great Britain.

In addition to its retail banking business, the Bank has a funds management business, Bank of Ireland Asset Management Limited, and a corporate finance company, IBI Corporate Finance Limited. The Bank also has a life assurance business in Ireland, New Ireland Assurance Company plc which trades under the name "Bank of Ireland Life" in certain distribution channels. Other subsidiaries include home mortgage businesses in Ireland (ICS Building Society and Bank of Ireland Mortgage Bank) and Great Britain (Bank of Ireland Home Mortgages Limited); together with a number of other subsidiaries in the financial services industry. The Group also holds 90.44 per cent. of the equity capital of J & E Davy Holdings Limited, the holding company for J & E Davy, a leading Irish stockbroking firm. The Group's international business is centred in Dublin. In addition, the Bank has representative offices in Frankfurt and wholly owned subsidiaries in Jersey and the Isle of Man. It also provides fund management services through Bank of Ireland Asset Management (U.S.) Limited and Iridian Asset Management (in which the Group holds a 76 per cent. interest).

The Bank provides, by itself or through its wholly owned subsidiaries, a full range of financial services in the personal, commercial, industrial and agricultural sectors in Ireland. These include current and deposit accounts, term deposits and certificates of deposit, overdrafts, term loans, mortgages, currency loans, leasing, installment credit, hire purchase, debt factoring, foreign exchange facilities, executor and trustee and taxation services, investment management, advice on a range of financial matters, including mergers and acquisitions and underwriting services.

Recent Developments

The Irish Finance Act, 2003 provides for a contribution in the form of a levy on the financial sector intended to be €100 million for each of the three years 2003, 2004 and 2005.

On 28th April, 2004, the Bank announced an agreement to sell its 50 per cent. shareholding in EuroConex Technologies Limited. The consideration payable to the Bank following the sale, which completed on 29th June, 2004, amounted to approximately €40 million.

On 29th May, 2004, the Group Chief Executive, Mike Soden, resigned and on 3rd June, 2004 Brian Goggin was announced as his replacement.

On 25th June, 2004, the Group through its subsidiary, BIAM, acquired an additional 15 per cent. interest in Iridian in accordance with the terms of the Iridian Purchase Agreement dated May 2002.

First Rate Enterprises and FCEC (First Rate Enterprises' U.S. business acquired in April 2003) won a tender to offer foreign Currency Services for an initial 12-month pilot period, which commenced in June 2004, with Canada Post Corporation. The pilot programme is based in thirty post office branches in three major Canadian cities.

On 15th September, 2004, the Bank (via Bank of Ireland Mortgage Bank) announced that it had successfully raised €2 billion through the issue of the first Irish mortgage asset covered security under the Asset Covered Securities Act, 2001.

On 14th December, 2004, the Bank announced the appointment of Richard Burrows as Governor-Designate, to take up the position of Governor at the end of the Annual General Court meeting in July 2005 in succession to Laurence Crowley whose term expires at that time.

On 16th December, 2004, the Bank announced the acquisition of Burdale Financial Holdings Ltd. The Group continues to explore and execute similar transactions including acquisitions, disposals and joint ventures.

Capitalisation and Indebtedness of the Group(1)

The following table and notes thereto sets out the consolidated capital stock, minority interests – non equity, subordinated liabilities and debt securities in issue of the Group as at 30th September, 2004 extracted without material adjustment from the unaudited consolidated interim financial statements at 30th September, 2004.

Consolidated Capitalisation and Indebtedness of the Group	*As at 30th September, 2004*
Capital Stock(2)(3)(4)(5)	*(€ millions)*
Authorised:	
1,500 million units of €0.64 each of Ordinary Stock	960
8 million units of Non-Cumulative Preference Stock of U.S.$25 each	161
100 million units of Non-Cumulative Preference Stock of £1 each	146
100 million units of Non-Cumulative Preference Stock of €1.27 each	127
	1,394
Allotted and fully paid:	
Equity	
942.1 million units of €0.64 each of Ordinary Stock	603
108.0 million units of €0.64 of Treasury Stock	69
Non Equity	
1.9 million units of Non-Cumulative Preference Stock of £1 each	3
3.0 million units of Non-Cumulative Preference Stock of €1.27 each	4
	679
Minority Interests – non equity(5)(6)	
Bristol & West plc	
£50.4 million 8⅛ per cent. Non-Cumulative Preference Shares of £1 each	73
Subordinated Liabilities(5)(6)(7)(8)(9)	
Undated Loan Capital	
Bank of Ireland	
U.S.$150 million Undated Floating Rate Primary Capital Notes	119
Bank of Ireland UK Holdings plc	
€600 million 7.40 per cent. Guaranteed Step-up Callable Perpetual Preferred Securities	596
£350 million 6.25 per cent. Guaranteed Callable Perpetual Preferred Securities	504
Bristol & West plc	
£75 million 13⅜ per cent. Perpetual Subordinated Bonds	180
	1,399
Dated Loan Capital	

Consolidated Capitalisation and Indebtedness of the Group	As at 30th September, 2004
Bank of Ireland	
£100 million 9.75 per cent. Subordinated Bonds 2005	146
£200 million Subordinated Floating Rate Notes 200918)	—
€750 million 6.45 per cent. Subordinated Bonds 2010	748
€600 million Subordinated Floating Rate Notes due 2013	599
€650 million Fixed/Floating Rate Subordinated Notes due 2019(9)	650
Bristol & West plc	
£75 million 10¾ per cent. Subordinated Bonds 2018	109
	2,252
	3,651
Debt Securities in Issue(5)(6)	
Bonds and Medium Term Notes(10)	7,930
Other Debt Securities in issue(11)	9,673
	17,603

Notes:

(1) For the purposes of this Information Memorandum "Indebtedness" is defined as comprising Minority Interests — non equity, Subordinated Liabilities and Debt Securities in Issue and excludes customer accounts and deposits by banks.

(2) Options to subscribe for units of Ordinary Stock are granted under the terms of the Senior Executive Stock Option Scheme. The current scheme was approved by the Stockholders at the Annual General Court held in July 2004. Key members of senior management may participate in the current scheme at the discretion of the Remuneration Committee. The maximum grant of options in any one-year period is limited to one times the participants' annual base salary at the time of grant. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since the commencement of the financial year 2004/2005 is conditional upon earnings per share achieving a cumulative growth of at least 5 per cent. per annum compounded above the increase in the Consumer Price Index over the three-year period, commencing with the period in which the options are granted. If this is not achieved, the options lapse.

Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. At 30th September, 2004, options were outstanding over 7,551,000 units of stock (0.8 per cent. of the Issued Ordinary Stock) at prices ranging from €4.529 to E12.50 per unit of stock. These options may be exercised at various dates up to 26th July, 2014.

(3) At the 1999 Annual General Court the Stockholders approved the establishment of a Group Savings-Related Stock Scheme (the "Scheme"). Under this Scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and of certain subsidiaries are eligible to participate provided they are employed by the Bank or a subsidiary on the day that the invitation to participate is issued and on the day that the grant of options is made. This Scheme was launched in February 2000 and as a result options over 15,527,008 units of Ordinary Stock (1.6 per cent. of the Issued Ordinary Stock) were granted to participating employees at an option price of £5.40, which represented a 20 per cent. discount to the then market price. Under this offer, options are exercisable between May 2003 and November 2007, provided the participant's savings contracts are completed. A further offer under the Scheme was made to eligible employees in December 2003 and as a result options over 8,498,073 units of Ordinary Stock (0.9 per cent. of the Issued Ordinary Stock) were granted to participating employees at an option price of €7.84 in Ireland, which represented a 25 per cent. discount to the then market price and at an option price of €8.37 in the UK which represented a 20 per cent. (Inland Revenue maximum allowable) discount to the then market price. Under this offer options are exercisable between March 2007 and September 2009 provided the participants' savings contracts are completed. A resolution passed by the Stockholders in July 2001 approved the establishment of the UK Stock Incentive Plan ("SIP"). The SIP was subsequently established following a change in the Inland Revenue legislation governing the Bank's UK Staff Stock Issue Scheme ("SSI"). Under the SIP, UK based employees of the Bank and participating subsidiaries are eligible to partake subject to certain tax and length of service requirements. The SIP provides the Bank with the facility to offer its eligible employees a number of tax-efficient means towards acquiring Bank stock i.e. free stock,

partnership stock, matching stock and dividend stock. The Bank continues to operate an Employee Stock Issue Scheme (ROI) under which eligible employees of participating companies may be granted allocation of Bank stock depending on Group performance.

(4) The Long Term Performance Stock Plan (the "Plan"), approved by the Stockholders at the Annual General Court held in July 2004, links the number of units of stock receivable by participants, to the Bank's Total Shareholder Return ("TSR"). TSR represents stock price growth plus dividends.

Each year, selected key senior executives participating in the Plan receive a conditional award of a number of units of Ordinary Stock. The maximum award, for Group Executive Committee members, cannot exceed 100 per cent. of their annual base salary, and, for other senior executives, cannot exceed 70 per cent. of their annual base salary, at the time of award.

Provided the Group's Return on Equity ("ROE") over the three-year performance period is, on average, 20 per cent., then the proportion of these units which actually vest in an executive on the third anniversary of the date of the original award is based on the Bank's TSR growth relative to a comparator group of 17 Financial Services companies, as follows:

TSR ranking relative to a Peer Group of 17 Financial Service Companies	Level of Vesting
1st or 2nd	100%
3rd to 8th	Scaled level of vesting between 91% and 44%
9th (Median)	35%
Below Median	Nil

As at 25th January, 2005, conditional awards totalling 1,312,437 units of stock had been made to the current participants in the Plan or its predecessor the Long Term Performance Stock Plan.

(5) The euro figures shown have been translated from U.S. dollars and pounds sterling using the closing rates of exchange prevailing on 30th September, 2004, which were: €1=U.S.$1.2409, €1=£0.6868.

(6) The Indebtedness, including that referred to in footnotes (8), (9), (10) and (11) is not secured and, except for the Bank of Ireland UK Holdings plc €600 million 7.40 per cent. Guaranteed Step-up Callable Preferred Securities, and the Bank of Ireland UK Holdings plc £350 million 6.25 per cent. Guaranteed Callable Perpetual Preferred Securities, is not guaranteed.

(7) Interest rates on the floating rate and fixed rate (accommodated through swaps) subordinated liabilities are determined by reference to the London Inter-Bank Offered Rate ("LIBOR"). Interest rates on the fixed rate (accommodated through swaps) Bank of Ireland UK Holdings plc £600 million 7.40 per cent. Guaranteed Step-up Callable Perpetual Preferred Securities are determined by reference to the Euro Inter-Bank Offered Rate ("EURIBOR"). Interest rates on the fixed rate (accommodated through swaps) Bank of Ireland UK Holdings plc £350 million 6.25 per cent. Guaranteed Callable Perpetual Preferred Securities are determined by reference to LIBOR.

(8) On 19th February, 2004, the Bank redeemed all of its £200 million Subordinated Floating Rate Notes due 2009 in accordance with the terms set out therein.

(9) On 25th February, 2004, the Bank issued 6650 million Fixed/Floating Rate Subordinated Notes due 2019.

(10) Since 30th September, 2004 there has been a decrease of €982 million of bonds and medium term notes.

(11) Since 30th September, 2004 there has been an increase of €2,711 million of short-term commercial paper and certificates of deposit.

(12) Save as described in footnotes (10) and (11) above, there has been no material change in the Group's capitalisation and indebtedness since 30th September, 2004.

Contingent Liabilities of the Group	*As at 30th September, 2004*
	Contract Amount

	(€ millions)
Acceptances and endorsements	27
Guarantees and assets pledged as collateral security	1,233
Other contingent liabilities	513
	1,773

Notes:

(I) The maximum exposure to credit loss under contingent liabilities is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless.

(2) There has been an increase of €131 million approximately in the Group's contingent liabilities arising in the ordinary course of the Group's business. Save as described, there has been no material change in the Group's contingent liabilities including guarantees since 30th September, 2004.

The following information has been extracted from Bank of Ireland's Annual report on Securities and Exchange Commission Form 20-F

Dividends

The table below provides a summary of dividends per unit of Ordinary Stock paid in respect of the past three financial years.

Dividend Payment Date	Dividends per unit of Ordinary Stock (in euro cent)	Translated into U.S. cents per Unit of Ordinary Stock (1)
Financial Year ended March 31, 2004		
July 16, 2004	26.60	33.08
January 6, 2004	14.80	18.90
Financial Year ended March 31, 2003		
July 18, 2003	23.80	26.75
January 7, 2003	13.20	13.75
Financial Year ended March 31, 2002		
July 19, 2002	21.40	21.73
January 8, 2002	11.60	10.35

(1) Translated at the Noon Buying Rate on the dates of payment.

The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for 2003/2004 is covered 2.6 times compared to 2.7 times in the previous year.

The following information has been extracted from Bank of Ireland's Annual report on Securities and Exchange Commission Form 20-F

Consolidated Statement of Income

	Year ended March 31,		
	2004 Group Total	2003 Group Total	2002 Group Total
	(in € millions)		
INTEREST RECEIVABLE			
Interest receivable and similar income arising from debt securities	331	344	343
Other interest receivable and similar income	3,300	3,347	3,637
INTEREST PAYABLE	1,887	1,962	2,402
NET INTEREST INCOME	1,744	1,729	1,578
Fees and commissions receivable	1,134	1,011	1,061
Fees and commissions payable	(200)	(140)	(141)
Dealing profits	73	85	81
Contribution from life assurance business	177	116	152
Other operating income	50	116	74
TOTAL OPERATING INCOME	2,978	2,917	2,805
Administrative expenses	1,471	1,480	1,427
Depreciation and amortization	183	182	155
OPERATING PROFIT BEFORE PROVISIONS	1,324	1,255	1,223
Provision for bad and doubtful debts	86	100	102
OPERATING PROFIT	1,238	1,155	1,121
Income from associated undertakings and joint ventures	29	22	1
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS	1,267	1,177	1,122
Exceptional items	(97)	(164)	(37)
PROFIT BEFORE TAXATION	1,170	1,013	1,085
Taxation	(208)	(163)	(165)
PROFIT AFTER TAXATION	962	850	920

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Notes	2004	2003	2002
		(in € millions)		
Profit attributable to the ordinary stockholders		935	826	895
Exchange adjustments	34, 35	62	(346)	23
Revaluation of property		59	--	--
Tax effect of disposal of revalued property		--	--	(2)
Total recognized gains for the year		1,056	480	916
Prior year adjustments		--	--	32
Total recognized gains since last annual report		1,056	480	948

The following information has been extracted from Bank of Ireland's Interim Report and Accounts

GROUP PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Half Year 30-9-2004 €m	Half Year 30-9-2003 €m	Half Year 31-3-2004 €m
INTEREST RECEIVABLE			
Interest receivable and similar income arising from debt securities	182	154	331
Other interest receivable and similar income	1,962	1,584	3,300
INTEREST PAYABLE	1,222	886	1,887
NET INTEREST INCOME	922	852	1,744
Fees and commissions receivable	583	552	1,134
Fees and commissions payable	(84)	(94)	(200)
Dealing profits	33	43	73
Contribution from the life assurance business	71	87	177
Other operating income	25	23	50
TOTAL OPERATING INCOME	1,550	1,463	2,978
Administrative expenses	787	710	1,471
Depreciation and amortisation	88	84	183
OPERATING PROFIT BEFORE PROVISIONS	675	669	1,324
Provision for bad and doubtful debts	28	46	86
OPERATING PROFIT	647	623	1,238
Income from associated undertakings and joint ventures	29	19	29
PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS	676	642	1,267
Exceptional items	37	28	(97)
PROFIT BEFORE TAXATION	713	670	1,170
Taxation	(120)	(120)	(208)
PROFIT AFTER TAXATION	593	550	962
Minority interests: equity	2	6	13
Minority interests: non equity	3	3	6
Non-cumulative preference stock dividends	4	4	8
PROFIT ATTRIBUTABLE TO THE ORDINARY STOCKHOLDERS	584	537	935
Transfer to capital reserve	55	53	62
Ordinary dividends	160	143	400
PROFIT RETAINED FOR THE PERIOD	369	341	473
Earnings per unit of €0.64 ordinary stock (2003: restated)	62.0c	55.3c	97.2c
Diluted earnings per unit of €0.64 ordinary stock	61.5c	54.9c	96.6c
Alternative earnings per unit of €0.64 ordinary stock	57.5c	52.7c	106.7c

The following information has been extracted from Bloomberg and has been rounded up to the nearest two decimal figures

Ordinary Shares

	Price Per The Governor and Company of the Bank of Ireland Ordinary Share	
Calendar Period	**High (€)**	**Low (€)**
1999	10.60	7.30
2000	10.69	5.52
2001		
First Quarter	10.99	8.00
Second Quarter	12.07	8.75
Third Quarter	12.20	7.70
Fourth Quarter	11.00	8.00
Annual	12.20	7.70
2002		
First Quarter	12.75	10.20
Second Quarter	14.00	11.80
Third Quarter	12.90	9.68
Fourth Quarter	11.85	8.55
Annual	14.00	8.55
2003		
First Quarter	10.75	9.05
Second Quarter	11.77	9.60
Third Quarter	11.20	10.00
Fourth Quarter	10.85	10.13
Annual	11.77	9.05
2004		
First Quarter	11.88	10.11
Second Quarter	11.00	9.69
Third Quarter	11.60	10.37
Fourth Quarter	12.26	10.55
Annual	12.26	9.69
2005		
2005 First Quarter	13.30	11.98

Closing price on 11.05.05: €12.24

The following information has been extracted from Bank of Ireland's Information Memorandum dated 11 February 2005 in relation to €15,000,000,000 Note Programme

Court of Directors

The business address of the Court of Directors is Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

Name	*Function within the Group*	*Principal Outside Activities*
Laurence G. Crowley	Governor	Chairman of PJ Carroll and Co. Ltd., a Director of Elan Corporation plc and a number of other companies.
Richard Burrows	Governor-Designate	Chairman of Irish Distillers Group Ltd and Joint Managing Director of Pernod Ricard S.A.
Brian J. Goggin	Group Chief Executive	-
Roy E. Bailie, OBE	Non-Executive Director	Chairman of W&G Baird Holdings Ltd. A Director of UTV plc.
David J. Dilger	Non-Executive Director	Chief Executive Officer of Greencore Group plc.
Donal J. Geaney	Non-Executive Director	Chairman of Automsoft, the Irish Aviation Authority and the National Pensions Reserve Fund Commission. Senior adviser to Elan Corporation plc.
Paul Haran	Non-Executive Director	A member of the Council of the Economic and Social Research Institute and a Board member of the Irish Management Institute. A member of the Foundation for Fiscal Studies and the Statistical and Social Inquiry Society of Ireland.
Michael Hodgkinson	Non-Executive Director	Chairman of Post Office Ltd and of First Choice Holidays.
Maurice A. Keane	Non-Executive Director	Chairman of BUPA Ireland Ltd and University College Dublin Foundation. A Director of DCC plc.
Raymond MacSharry	Non-Executive Director	Chairman of London City Airport Ltd. and a Director of Ryanair Holdings plc.
George M. Magan	Non-Executive Director	Partner in Rhone Group and Chairman of Morgan Shipley.
Caroline A. Marland	Non-Executive Director	A Director of Burberry Group plc.
Declan McCourt	Non-Executive Director	Chief Executive of OHM

Name	*Function within the Group*	*Principal Outside Activities*
		Group. A Director of Fyffes plc and the Dublin Docklands Development Authority and a number of other companies. Chairman of the Mater Hospital Foundation and of the Development Council of the University College Dublin Law School.
Thomas J. Moran	Non-Executive Director	President and Chief Executive Officer of Mutual of America Life Insurance Company. Chairman of Concern Worldwide (U.S) and of the North American Board of the Michael Smurfit Graduate School of Business at UCD.
Terry Neill	Non-Executive Director	A Director of CRH plc, Trinity Foundation and the Ingram Partnership. Chairman of AMT-Sybex and Meridea Oy. A member of the Governing Body, and chairman of the Finance Committee, of the London Business School and chairman of Camerata Ireland.
Denis O'Brien	Non-Executive Director	Chairman of Communicorp Group Ltd. Chairman of 2003 Special Olympics World Summer Games. A Director of Oakhill plc, Digicel Ltd, Aergo Capital Ltd, Frontline-International Foundation for the Protection of Human Rights and a number of other companies.
John O'Donovan	Group Chief Financial Officer	-
Mary P. Redmond	Non-Executive Director	A Consultant Solicitor in Employment Law at Arthur Cox. Founder of the Irish Hospice Foundation and of The Wheel, the Community and Voluntary Sector network.

Financial Highlights of the Group

The financial information set forth below as at and for the years ended 31st March, 2003 and 2004 has been extracted without material adjustment from the Report and Accounts of the Group for the year ended 31st March, 2004 (see footnote (4) below).
The financial information set forth below as at and for the six month periods ended 30th September, 2003 and 2004 has been extracted without material adjustment from the Interim Statement of the Group for the six months ended 30th September, 2004.

	Year ended 31st March,		*Six months ended30th September,*	
	2003 restated[1]	*2004*	*2003 restated*[1]	*2004*
	(In € millions)			
Results				
Total operating income	2,917	2,978	1,463	1,550
Income from associated undertakings and joint ventures	22	29	19	29
Provision for bad and doubtful debts	100	86	46	28
Profit on ordinary activities before exceptional items	1,177	1,267	642	676
Exceptional items	(164)	(97)	28	37
Profit before taxation	1,013	1,170	670	713
Profit after taxation	850	962	550	593
Balance Sheet				
Total assets	89,303	106,431	98,517	116,337
Total stockholders' funds	4,034	4,281	4,137	4,597
Per Unit of €0.64 Ordinary Stock				
Earnings	83.4c	97.2c	55.3c	62.0c
Alternative Earnings[2]	99.2c	106.7c	52.7c	57.5c
Dividend	37.0c	41.4c	14.8c	16.6c
Capital Ratios				
Tier 1 capital	8.0%	7.2%	7.6%	7.3%
Total capital	11.1%	11.3%	10.5%	10.8%
Operating Ratios				
Net interest margin (grossed up)	2.4%	2.2%	2.20%	2.07%
Costs/total income (grossed up)	56%	54%	53%	55%
Return on average stockholders' funds[3]	22.4%	23.7%	24%	24%

Notes

(1) The Accounts for the year ended 31st March, 2003 and for the six months ended 30th September, 2003 have been restated to take account of the change to the accounting policy for own shares as a result of UITF abstract 37 – Purchases and Sales of Own Shares. "Own Shares" were previously shown as an asset but, following the restatement, are now included as a deduction from equity for the purposes of the stockholders' funds.

(2) Based on profit attributable to Ordinary Stockholders before exceptional items and goodwill amortisation.

(3) Profit attributable to the holders of the Ordinary Stock before exceptional items as a percentage of average Ordinary Stockholders' funds.

(4) The information contained on this page is an extract and therefore not a full copy of the accounts of the Group which are required by the European Communities (Credit Institutions Account) Regulations, 1992. Regulation 6 of Ireland to be annexed to its annual returns and which have been so annexed. The Bank's auditors, PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Dublin have

reported under section 193 of the Companies Act. 1990 of Ireland in respect of the accounts for the periods ended 31st March, 2003 to 31st March, 2004 (inclusive) without qualification.

Bank of Ireland's Annual and Interim Report and Accounts can be found on http://www.bankofireland.ie/html/gws/investor_information/index.html and at Bank of Ireland, Group Head Office and are available free of charge at the office of the Agent in Luxembourg.

Execution copy

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a *coöperatie* formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1340A
TRANCHE NO: 1

AUD 100,000,000 5.625 per cent. Notes 2005 due 20 May 2010

Rabobank International

TD Securities

Commonwealth Bank of Australia

Banque et Caisse d'Epargne de L'Etat

Deutsche Bank

Dexia Capital Markets

Fortis Bank

KBC Bank NV

ING Belgium SA/ NV

RBC Capital Markets

Zurich Cantonalbank

UBS Limited

The date of this Pricing Supplement is 17 May 2005

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation. On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%. This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea

creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1340A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 100,000,000
	(ii)	Tranche:	AUD 100,000,000
5	(i)	Issue Price:	101.00 per cent. of the Principal Amount
	(ii)	Net proceeds:	99,125,000 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, 5,000 and 100,000
7	Issue Date:		20 May 2005
8	Maturity Date:		20 May 2010
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		5.625 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.625 per cent.
	(ii)	Interest Payment Date(s):	20 May, payable annually in arrear on 20 May of each year commencing on 20 May 2006
	(iii)	Fixed Coupon Amounts:	AUD 112.50 per AUD 2,000 in nominal amount, AUD 281.25 per AUD 5,000 in nominal amount and AUD 5,625.00 per AUD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		AUD 2,000 per note of AUD 2,000 specified denomination, AUD 5,000 per note of AUD 5,000 specified denomination and AUD 100,000 per note of AUD 100,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Definitive Global Note in bearer form on or after a date which is expected to be 29 June 2005 upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Banque et Caisse d'Epargne de L'Etat, Luxembourg, Commonwealth Bank of Australia, Deutsche Bank AG London, Dexia

			Banque Internationale à Luxembourg, Société Anonyme acting under the name of Dexia Capital Markets, Fortis Bank nv-sa, ING Belgium SA/NV, KBC Bank NV, Royal Bank of Canada Europe Limited, UBS Limited and Zurich Cantonalbank
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.625 per cent. Selling Commission 0.25 per cent. combined Management and Underwriting Commission
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		The Netherlands

The Notes qualify as "**Euro-Securities**" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

U.S.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for

sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specified described in the Offering Circular and Subscription Agreement. Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager represents and agrees that it:

(a) has not offered or invited applications, and will not offer or invite applications, for

the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer to be an associate of the Issuer the acquisition of a Note by whom would cause the Issuer to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the Australian Tax Act.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0218886645
40	Common Code:	21888664
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into *Euro at the rate of 0.597561*, producing a sum of (for Notes not denominated in Euro):	EUR 59,756,100
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	17 May 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: ____________________

Duly authorised attorney

Pricing Supplement dated 18th April 2005

PRICING SUPPLEMENT

RABOBANK NEDERLAND

Issue of EUR 1,170,000,000 Robeco Hattrick Bond Apr 05/15 (EUR) due April 15, 2015 (the Notes) under the Euro 5,000,000,000 Principal Protected Medium Term Note Programme

This Pricing Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal and interest on the Notes is linked to the Class I Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC in respect of which information is contained in the Offering Memorandum dated on or about the date hereof and the Supplemental Offering Memorandum dated on or about the date hereof (together, the **Class I Offering Memorandum**), a copy of which is attached as Annex 2. The Class I Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC are in turn linked to the Class A Ordinary Shares issued by Robeco Fixed Income Strategies SPC in respect of which information is contained in the Offering Memorandum dated on or about the date hereof and the Supplemental Offering Memorandum dated on or about the date hereof (together, the **Class A Offering Memorandum**), a copy of which is attached in Annex 3. Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or in the Conditions shall have the respective meanings given to them in the Class I Offering Memorandum or the Class A Offering Memorandum, as applicable. The Class I Offering Memorandum and the Class A Offering Memorandum are attached hereto for information purposes only. The attachment of the Class I Offering Memorandum and the Class A Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Fixed Income Structures Reference Entity SPC, Robeco Fixed Income Strategies SPC or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Fixed Income Structures Reference Entity SPC or Robeco Fixed Income Strategies SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Notes may be subscribed for during the period from and including 7th March, 2005 up to and including 14th April, 2005 at 17:00 (Amsterdam time).

The Issuer and the Dealer reserve the right to reduce or extend the subscription period as specified herein, to withdraw the offering or to reduce or increase the Aggregate Nominal Amount of Notes offered hereby. Any such event shall be announced by the Issuer in the Euronext Amsterdam Daily Official List and in a daily newspaper, which is expected to be Het Financieele Dagblad.

The Dealer reserves the right to allocate the Notes systematically.

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25th January, 2005 (the **Offering Circular**). This Pricing Supplement contains the final form of the Notes and must be read in conjunction with such Offering Circular.

An English and a Dutch language summary of the principal terms of the Notes are contained in Annex 1.

This Pricing Supplement, together with (i) the Appendix, (ii) Annex 1, (iii) Annex 2, (iv) Annex 3 and (v) the Offering Circular, form the prospectus of the Notes within the meaning of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the date of issue of the Notes.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE RISK, CURRENCY, AND CREDIT RISK.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

SUBJECT TO ALL RELEVANT APPROVALS HAVING BEEN OBTAINED, THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS, BELGIUM, AUSTRIA, GERMANY AND SWEDEN.

1.	Issuer:		Rabobank Nederland
2.	(i)	Series Number:	36
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro (**EUR**)
4.	Aggregate Nominal Amount:		
	— Tranche:		EUR 1,170,000,000
	— Series:		EUR 1,170,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	21st April, 2005
	(ii)	Interest Commencement Date:	Not Applicable
8.	Maturity Date:		15th April, 2015, subject to paragraph 4 of the Appendix

9.	Interest Basis:	See Appendix
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Application has been made for the Notes to be listed on Euronext Amsterdam N.V.
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable.
17.	Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)	Applicable, subject to the Appendix
	(i) Underlying Securities and/or formula to be used to determine principal and/or interest or the	See Appendix

	Equity Linked Securities Amount:	
(ii)	Equity Linked Securities Amount:	Not Applicable
(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
(iv)	Equity Valuation Date(s):	Not Applicable
(v)	Valuation Time:	Not Applicable
(vi)	Stock Exchange/Related Exchange:	Not Applicable
(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations	Not Applicable
(viii)	Method of calculating Early Redemption Amount (if for reasons other than following an Event of Default):	See Appendix
(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable
23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
25.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out	See Appendix

in Condition 4(e)):

26.	Price Information and Purchase Offer: (if not applicable delete the remaining sub-paragraphs of this paragraph)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note:	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	No
34.	Calculation Agent:	Robeco Institutional Asset Management B.V.

35.	Other terms or special conditions:	See Appendix

DISTRIBUTION

36.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:		Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
39.	Additional selling restrictions:		This Pricing Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is restricted or unlawful.

France

The Issuer and the Dealer have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, the Notes to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this Pricing Supplement, the Offering Circular, the Class I Offering Memorandum, the Class A Offering Memorandum or any other offering material relating to the Notes and that such offers, sales and distributions have been and will only be made in France to qualified investors (*investisseurs qualifiés*) acting for their account, all as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French *Code monétaire et financier* and *décret* No. 98-880 dated 1st October, 1998.

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, in France in accordance with articles L.411-1 and L.411-2 of the French *code monétaire et financier.* Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. Neither this Pricing Supplement, the Offering Circular, the Class I

Offering Memorandum nor the Class A Offering Memorandum constitutes, and such documents may not be used for or in connection with, an offer to any person to whom it is unlawful to make such an offer or a solicitation by anyone not authorised so to act.

Luxembourg

The Dealer has agreed that the Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither the Offering Circular nor this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

Switzerland

Neither the Swiss Federal Banking Commission nor any other governmental authority in Switzerland has passed upon or approved the terms or merits of this Pricing Supplement or the interests described herein, in particular, the Notes have not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under article 45 of the Swiss Federal Investment Fund Act of March 18, 1994 and may not meet the requirements for such authorisation. Accordingly, the Notes offered hereby may not be offered or distributed in or from Switzerland and neither this Pricing Supplement nor any other related offering material may be issued in connection with any such offer or distribution in or from Switzerland on a commercial basis, i.e. on a public promotion basis (as such terms are defined and with the exceptions allowed from time to time under the applicable guidelines of the Swiss Federal Banking Commission).

40.	Effective yield of the Notes (Euronext Amsterdam listed Notes only):	Not Applicable
41.	Use of proceeds (Euronext Amsterdam listed Notes only):	General corporate purposes
42.	Net proceeds (Euronext Amsterdam listed Notes only):	The net proceeds of the issue of the Notes are EUR 1,170,000,000.

43. Costs of Issue

(i)	Costs borne by purchasers of Notes:	Up to EUR 9,360,000 for payment of distribution fees to the Dealer.
(ii)	Commission paid to: intermediaries	A distribution fee may be paid to selected intermediaries by the Dealer for its own expense of up to 2 per cent. of the nominal value of the Notes placed by such intermediaries. In addition, until a redemption of all the Notes or the occurrence of the Trading Termination Event, the Dealer for its own account may pay on-going distribution fees to various intermediaries distributing the Notes.

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Euronext Amsterdam N.V. Fondscode 15227
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	S 0212026149
Common Code:	021202614

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 5,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:
Duly authorised

Appendix

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class I Offering Memorandum (attached as Annex 2) and the Class A Offering Memorandum (attached as Annex 3).

The following terms shall have the following meanings:

Minimum Redemption Amount means, in respect of each Note, the Specified Denomination, being € 1,000;

NAV has the meaning ascribed thereto in the Class I Offering Memorandum;

Net NAV has the meaning ascribed thereto in the Class I Offering Memorandum;

Official Bond NAV means, on any date in respect of each Note, the aggregate of the NAV at such time and the Zero-Note Value of such Note at such time;

Trading Termination Event has the meaning ascribed thereto in the Class I Offering Memorandum;

Underlying Entity means Robeco Fixed Income Structures Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

Underlying Entity Business Day has the same meaning as the term Business Day as defined in the Class I Offering Memorandum;

Underlying Securities means the Class I Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and **Underlying Security** means any one of such shares;

Underlying Securities Final Redemption Date has the same meaning as the term Final Redemption Date as defined in the Class I Offering Memorandum;

Underlying Security Redemption Proceeds means, on any date, an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities on such date, which amount shall be determined by the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time; and

Zero-Note Value means, on any date in respect of each Note, the present value of the Minimum Redemption Amount of such Note as determined by the Calculation Agent acting on behalf of the Issuer. In determining the present value, the Calculation Agent will use the funding rate (bid side) of the Issuer for securities with an outstanding amount equal to the Minimum Redemption Amount and with a maturity equal to the maturity date of the Notes.

2. Final Redemption Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the **Final Redemption Amount**) in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if the Trading Termination Event has occurred in respect of Segregated Portfolio I prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero, provided that the Trading Termination Event Payment Amount (as defined below) has been paid prior the Maturity Date.

3. Trading Termination Event Payment Amount

Subject to paragraph 5 below, unless the Notes are previously redeemed or purchased and cancelled, in the event that the Trading Termination Event occurs in respect of Segregated Portfolio I prior to the Underlying Securities Final Redemption Date, an amount (the **Trading Termination Event Payment Amount**) in the Specified Currency determined as follows shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the earlier of the Early Redemption Date and the Maturity Date:

(a) the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event; plus

(b) in the event the Trading Termination Event in respect of Segregated Portfolio I has occurred on a day which is one or two Business Days following the date on which dividends are scheduled to be paid on the Underlying Securities (as further described in the Class I Offering Memorandum), to the extent such dividends have been paid by the Underlying Entity, the dividends paid in respect of each relevant Underlying Security.

4. Early Redemption Amount

Subject to paragraph 5 below, for the purposes of Condition 4(b) and Condition 10, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

(i) the Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the latter the **Early Redemption Date**); plus

(ii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date, the Underlying Security Redemption Proceeds as of the Early Redemption Date; plus

(iii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date and in the event the Early Redemption Date occurs on a day which is one or two Business Days following the date on which dividends are scheduled to be paid on the Underlying Securities (as further described in the Class I Offering Memorandum), to the extent such dividends have been paid by the Underlying Entity, the dividends paid in respect of each relevant Underlying Security; less

(iv) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 4(b) or Condition 10, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption;

and

(b) the Minimum Redemption Amount of such Note.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity has failed, or is unable, to determine the relevant Underlying Security Redemption Proceeds such that the Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on its respective due date, less the sum of (i) the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds and, in the case of an Early Redemption Amount only, (ii) dividends, if any, as specified in paragraph 3(b), above; and

(b) in the case of the Trading Termination Event Payment Amount payable pursuant to paragraph 3 above, no payment shall be made

(in each case, such amount a **Deferred Amount**),

each Deferred Amount shall be paid by the Issuer at such time, if any, which the Calculation Agent, in its reasonable discretion, determines that the relevant Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such deferral of payment.

6. Variable Interest Payment

(a) Each Note will bear interest on each Variable Interest Payment Date (as defined below). Subject to sub-paragraph (b), below, and provided that the Trading Termination Event has not occurred on or prior to such Variable Interest Payment Date. The variable interest amount (the

Variable Interest Payment Amount) shall be paid on each Variable Interest Payment Date. The Variable Interest Payment Amount payable in respect of each Note on such Variable Interest Payment Date shall be an amount equivalent to the product of:

(i) 50 per cent., and
(ii) the Net NAV of one Underlying Security as at close of business on the immediately preceding Variable Interest Calculation Date minus the High Water Mark,

subject to a semi-annual minimum of zero and a semi-annual maximum of five per cent. of the nominal amount of one Note of Specified Denomination.

For the avoidance of doubt, in respect of any Variable Interest Payment Date, in the event that the Trading Termination Event has occurred on or prior to such Variable Interest Payment Date, the Variable Interest Payment Amount payable shall be deemed to be zero, unless such Variable Interest Payment Amount has already been paid in which case the Trading Termination Event Payment Amount shall be adjusted for such paid amount.

The following terms shall have the following meanings:

High Water Mark means on each Variable Interest Calculation Date, the higher of (1) the lower of (a) the Net NAV as calculated on the previous Variable Interest Calculation Date (or the Issue Date, as applicable), and (b) the sum of (i) the High Water Mark as calculated on the previous Variable Interest Calculation Date and (ii) ten per cent. of the Specified Denomination and (2) the High Water Mark as calculated on the previous Variable Interest Calculation Date. The first High Water Mark is deemed to be equal to the Net NAV on the Issue Date.

Variable Interest Calculation Date means the last Business Day of March and September in each year occurring during the period from and including September, 2005, up to but excluding the date on which the Trading Termination Event has occurred.

Variable Interest Payment Date means on or around the 15th day of April and October in each year occurring during the period from and including 15th October, 2005 up to and including 15th October, 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.

(b) In the event that the Early Redemption Date occurs on the same day as a Variable Interest Payment Date, the Variable Interest Payment Amount payable on such Variable Interest Payment Date shall be zero, unless such Variable Interest Payment Amount has already been paid in which case the Early Redemption Amount shall be adjusted for such paid amount.

7. Additional Business Centre

For the purposes of determining the definition of a Business Day, the Additional Business Centre shall be Amsterdam.

The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Investment Management Report in respect of Segregated Portfolio I, the relevant Monthly Investment Management Report in respect of Segregated Portfolio A and all relevant information, render a note monthly report (each, a **Note Monthly Report**) prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Investment Management Report in respect of Segregated Portfolio I as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the relevant Monthly Investment Management Report in respect of Segregated Portfolio A as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Issuer, the Administrator and to the Noteholders no later than five Business Days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Investment Management Reports and of such relevant information for the purposes of providing such Note Monthly Report.

Each Note Monthly Report and the daily indicative net asset value of each Note are published on www.robeco.nl and on www.robeco.com.

The Calculation Agent shall also notify the Administrator of the Official Bond NAV of each Note as at close of business of the last Business Day of each calendar month as soon as reasonably practicable upon its determination thereof.

ANNEX 1

ENGLISH SUMMARY OF THE PRINCIPAL TERMS OF THE ROBECO HATTRICK BONDS APR 05/15 (EUR) (THE NOTES)

EUR 1,170,000,000 Notes to be issued by Rabobank Nederland under its EUR 5,000,000,000 Principal Protected Medium Term Note Programme (the **Offering Circular**). This English language summary contains the principal terms of the Notes. The return of principal and interest on the Notes is linked to the Class I Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC in respect of which information is contained in the Offering Memorandum dated on or about the date hereof and the Supplemental Offering Memorandum dated on or about the date hereof (together, the **Class I Offering Memorandum**), a copy of which is attached in Annex 2. The Class I Ordinary Shares to be issued by Robeco Fixed Income Structures Reference Entity SPC are in turn linked to the Class A Ordinary Shares to be issued by Robeco Fixed Income Strategies SPC in respect of which information is contained in the Offering Memorandum dated on or about the date hereof and the Supplemental Offering Memorandum dated on or about the date hereof (the **Class A Offering Memorandum**), a copy of which is attached in Annex 3.

For a full description of the terms of the Notes, investors are advised to read the Offering Circular dated 25th January, 2005, the Pricing Supplement dated 18th April, 2005, the Class I Offering Memorandum and the Class A Offering Memorandum.

The issue date of the Notes is 21st April, 2005. The Notes may be subscribed for during the period from and including 7th March, 2005 up to and including 14th April, 2005 at 17:00 (Amsterdam time) (the **Subscription Period**). Rabobank Nederland and Robeco Bank Holding B.V. in its capacity as dealer, reserves the right to reduce or extend the Subscription Period and to cancel the issue entirely. Such event will be published in the *Euronext Amsterdam Daily Official List* and in a leading daily newspaper of general circulation in the Netherlands, which is expected to be *Het Financieele Dagblad.*

The Notes are to be issued in the denomination of EUR 1,000. Investors can subscribe in multiples of EUR 1,000 to be issued at an issue price of EUR 1,000.

The Notes will be represented by a global note, which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V. (**Euroclear**) and Clearstream Banking, sociëté anonyme (**Clearstream**) on the issue date.

Variable Interest Payments

Each Note shall pay interest (the **Variable Interest Payment Amount**) semi-annually on or around the 15th day of April and October in each year (the **Variable Interest Payment Date**), starting on or around 15th October, 2005 up to and including 15th October, 2014, provided that in respect of each Variable Interest Payment Date, the Trading Termination Event has not occurred on or prior to such Variable Interest Payment Date. The Variable Interest Payment Amount in respect of each Note, if any, shall be an amount equivalent to 50% of i) the Net NAV of one Underlying Security as at close of business on the immediately preceding Variable Interest Calculation Date minus ii) the high water mark, subject to a semi annual minimum of zero and a semi annual maximum of € 50 per Note. of the nominal amount of one Note of Specified Denomination. The net positive performance of the investments made by Segregated Portfolio I is determined according to the high water mark. The **high water mark** is determined on each Variable Interest Calculation Date. The new high water mark is equal to the higher of i) the previous high water mark and ii) the Net NAV, with a minimum of € 0

and a maximum of the previous high water mark plus € 100. The first high water mark is equal to the Net NAV on the issue date of the Notes.

The Net NAV of a Class I Ordinary Share is the net asset value of such share minus the value of the Interest Rate Hedge Transactions as described below.

Principal Payments

Unless previously redeemed or purchased and cancelled, each Note will be redeemed by Rabobank Nederland on 15th April, 2015 (the **Maturity Date**) at an amount equivalent to the aggregate of:

(i) EUR 1,000; and

(ii) the redemption proceeds paid by Robeco Fixed Income Structures Reference Entity SPC in respect of each of the Class I Ordinary Shares as of the final business day of March 2015.

For the avoidance of doubt, if the Trading Termination Event has occurred in respect of Segregated Portfolio I prior to the final business day of March 2015, the amount payable under sub-paragraph (ii) above shall be deemed to be zero.

In the event that the Trading Termination Event has occurred in respect of Segregated Portfolio I prior to the final business day of March 2015, an amount equivalent to the Trading Termination Event Payment Amount will be paid in respect of each Note.

Robeco Fixed Income Structures Reference Entity SPC/Robeco Fixed Income Strategies SPC

Robeco Fixed Income Structures Reference Entity SPC will invest its assets in Segregated Portfolio I only in the Class A Ordinary Shares to be issued by Robeco Fixed Income Strategies SPC and cash. In addition, Robeco Fixed Income Structures Reference Entity SPC will also use the assets in Segregated Portfolio I to satisfy its obligations in respect of the Interest Rate Hedge Transactions entered into for the account of Segregated Portfolio I.

The Class A Ordinary Shares will be issued in relation to Segregated Portfolio A of Robeco Fixed Income Strategies SPC. Robeco Fixed Income Strategies SPC is a segregated portfolio company organised under the laws of the Cayman Islands and is registered as a mutual fund with the Cayman Islands Monetary Authority.

Robeco Institutional Asset Management B.V., registered with the Netherlands Authority for the Financial Markets in Amsterdam, will invest, on behalf of Robeco Fixed Income Structures Reference Entity SPC, the assets of Segregated Portfolio I in the Class A Ordinary Shares pursuant to and in accordance with the provisions in the investment management agreement as described in the Class I Offering Memorandum.

Segregated Portfolio A of Robeco Fixed Income Strategies SPC is managed by Robeco Institutional Asset Management B.V. and seeks capital appreciation by taking long and short positions in government bonds, currencies, and credit obligations (using both cash and derivative instruments).

No assurance can be given that the investment objective of Robeco Fixed Income Structures Reference Entity SPC in respect of Segregated Portfolio I or Robeco Fixed Income Strategies SPC in respect of Segregated Portfolio A will be achieved.

Interest Rate Hedge Transactions

In respect of each Note, its net asset value is comprised of the net asset value of a Class I Ordinary Share and the zero-note value. As interest rates fluctuate, such fluctuations will affect the zero-note value of each Note, and therefore the net asset value of each Note.

In order to reduce the interest rate risks to which investors in the Notes are exposed, Robeco Fixed Income Structures Reference Entity SPC (for the account of Segregated Portfolio I) will enter into Interest Rate Hedge Transactions. Following the execution of such Interest Rate Hedge Transactions, it is expected that that as interest rates fluctuate, any such fluctuation will have an effect on the net asset value of a Class I Ordinary Share which is opposite to the effect which such fluctuation will have on the zero-note value component of each Note, thereby reducing most of the interest rate exposure of investors in the Notes. However, although the Interest Rate Hedge Transactions are intended to reduce the impact of the interest rate risk to which investors in the Notes are exposed, there is no assurance that all such risk will be eliminated.

General

The costs described in sub-paragraph 43(i) of this Pricing Supplement will be borne by purchasers of the Notes. In addition, fees and expenses incurred by Robeco Fixed Income Structures Reference Entity SPC in respect of Segregated Portfolio I will be paid out of Segregated Portfolio I and all fees and expenses incurred by Robeco Fixed Income Strategies SPC in respect of Segregated Portfolio A will be paid out of Segregated Portfolio A. These fees and expenses are described in detail in the Class I Offering Memorandum and the Class A Offering Memorandum respectively.

Application has been made to list the Notes on Euronext Amsterdam N.V.

Notwithstanding that the minimum redemption amount in respect of each Note is equivalent to EUR 1,000 at the Maturity Date, there is no guarantee that the net asset value of each Note will exceed such minimum redemption amount prior to the Maturity Date. Any movements in the net asset value of each Note are likely to be reflected in the price quoted on Euronext Amsterdam. However, the price on Euronext Amsterdam is determined by supply and demand factors and does not necessarily correspond to the net asset value of the Notes.

This English language summary of the principal conditions contains a summary of the terms as described in the Offering Circular, the Pricing Supplement and the attached annexes (Annex 1 excluded). In case of any inconsistencies or differences between this summary and the Offering Circular, the Pricing Supplement and attached annexes (Annex 1 excluded), the Offering Circular, the Pricing Supplement and attached annexes (Annex 1 excluded) will prevail.

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE ROBECO HATTRICK OBLIGATIES APR 05/15 (EUR) (DE NOTES)

Onder het Euro 5.000.000.000 Rabobank Garantiecertificaten Programma (Principal Protected Medium Term Note Programme) (hierna: het Programma) geeft Rabobank Nederland voor maximaal EUR 1.170.000.000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement op de Notes is afhankelijk van de waardeontwikkeling van de Klasse I Aandelen, die zullen worden uitgegeven door Robeco Fixed Income Structures Reference Entity SPC. Informatie over Robeco Fixed Income Structures Reference Entity SPC is opgenomen in de Engelstalige Offering Memorandum gedateerd op of omstreeks de datum van dit Pricing Supplement en het Engelstalige Supplemental Offering Memorandum gedateerd op of omstreeks de datum van dit Pricing Supplement (tezamen de Klasse I Prospectus), die zijn bijgevoegd als Annex 2. De Klasse I Aandelen zijn op hun beurt weer afhankelijk van de waardeontwikkeling van de Klasse A Aandelen, die zullen worden uitgegeven door Robeco Fixed Income Strategies SPC. Informatie over Robeco Fixed Income Strategies SPC is opgenomen in de Engelstalige Offering Memorandum gedateerd op of omstreeks de datum van dit Pricing Supplement en de Engelstalige Supplemental Offering Memorandum gedateerd op of omstreeks de datum van dit Pricing Supplement (tezamen de Klasse A Prospectus), die zijn bijgevoegd als Annex 3.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 25 januari 2005 en het Engelstalige Pricing Supplement, gedateerd 18 april 2005 (hierna: de Prijsbijlage), het Klasse I Prospectus en het Klasse A Prospectus.

De uitgiftedatum van de Notes is gesteld op 21 april 2005. De inschrijvingsperiode begint op 7 maart 2005 en eindigt op 14 april om 17.00 uur (hierna: de Inschrijvingsperiode). Rabobank Nederland en Robeco Bank Holding B.V. als dealer behouden zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten of uit te stellen en om het aanbod terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam N.V. en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal Het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

De Notes worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van EUR 1.000, uitgegeven tegen een uitgifte prijs van EUR 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: Euroclear) en Clearstream Banking, societe anonyme (hierna: Clearstream). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Variabele Rente

Elke Note zal gedurende de looptijd op of omstreeks 15 april en op of omstreeks 15 oktober van ieder jaar, voor het eerst op of omstreeks 15 oktober 2005 en voor het laatst op of omstreeks 15 oktober 2014, een rente betalen die gelijk is aan een bedrag gelijk aan 50% van i) de netto intrinsieke waarde van een Klasse I Aandeel (zoals hieronder nader uitgelegd) aan het einde van de direct voorafgaande renteberekeningsdag minus ii) de 'high watermark' (zoals hieronder nader uitgelegd), met een halfjaarlijks minimum van 0% en een halfjaarlijks maximum van € 50 per Note. De 'high watermark' wordt aan het einde van ieder halfjaar vastgesteld, waarbij de nieuwe high watermark gelijk is aan de hoogste van i) de vorige high watermark en ii) de netto intrinsieke waarde van een Klasse I Aandeel, met een maximum van de vorige high watermarkt plus € 100. De eerste high watermark is gelijk aan de netto intrinsieke waarde van een Klasse I Aandeel op de uitgiftedatum van de Notes.

De netto intrinsieke waarde van een Klasse I Aandeel is gelijk aan de intrinsieke waarde van zo'n aandeel minus de waarde van de transacties die worden aangegaan voor rekening van Segregated Portfolio I om het renterisico te verlagen.

Aflossing

Elke Note zal op de einddatum een aflossing betalen welke gelijk zal zijn aan de som van:

(i) EUR 1.000; en

(ii) de door Robeco Fixed Income Structures Reference Entity SPC op de laatste werkdag in maart 2015 uit te betalen waarde van een door haar uitgegeven Klasse I Aandeel.

Indien, als gevolg van een vervroegde beëindiging door het zogenaamde "Trading Termination Event", op de laatste werkdag in maart 2015 geen Klasse I Aandelen uitstaan, is de waarde onder (ii) gelijk aan nul.

In het geval dat het zogenaamde 'Trading Termination Event' zich voordoet, wordt ter afwikkeling daarvan zo spoedig mogelijk daarna een bedrag uitbetaald gelijk aan de uit te betalen waarde van een Klasse I Aandeel op dat moment en zullen de Notes op einddatum EUR 1.000 aan aflossing betalen.

Robeco Fixed Income Structures Reference Entity SPC / Robeco Fixed Income Strategies SPC

Robeco Fixed Income Structures Reference Entity SPC belegt de middelen in Segregated Portfolio I in de Klasse A Aandelen die zijn uitgegeven door Robeco Fixed Income Strategies SPC of houdt ze aan als kasgeld. Daarnaast gebruikt Robeco Fixed Income Structures Reference Entity SPC de middelen in Segregated Portfolio I voor het aangaan van transacties die beogen de rentegevoeligheid van de Notes te verlagen.

De Klasse A Aandelen die door Robeco Fixed Income Strategies SPC zijn uitgeven hebben betrekking op de Segregated Portfolio A. Robeco Fixed Income Strategies SPC is een vennootschap met afgescheiden portefeuilles (Segregated Portfolios), gevestigd op de Kaaiman Eilanden.

De middelen van Segregated Portfolio I worden in overeenstemming met de voorwaarden in de investment management overeenkomst, zoals uiteengezet in de Klasse I Prospectus, in de Klasse A Aandelen van Robeco Fixed Income Strategies SPC belegd door Robeco Institutional Asset Management B.V. Robeco Institutional Asset Management B.V. is geregistreerd bij de Autoriteit Financiële Markten in Amsterdam.

De Segregated Portfolio A van Robeco Fixed Income Strategies SPC wordt eveneens beheerd door Robeco Institutional Asset Management B.V. en streeft naar koerswinst door long en short posities in te nemen in staatsobligaties, valuta's en bedrijfsobligaties (zowel contant als via derivaten).

Let op: Er kan geen garantie worden gegeven dat de beleggingsdoelstellingen van Robeco Fixed Income Structures Reference Entity SPC met betrekking tot Segregated Portfolio I, Robeco Fixed Income Strategies SPC met betrekking tot Segregated Portfolio A zullen worden behaald.

Verlagen van het renterisico

De intrinsieke waarde van een Note is gelijk aan de waarde van een Klasse I Aandeel plus de waarde van een zero-coupon note. Aangezien renteveranderingen invloed hebben op de waarde van de zero-coupon note zullen deze renteveranderingen ook invloed hebben op de waarde van de Note.

Om de rentegevoeligheid van de Notes te verlagen, zal Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio I) een aantal transacties aangaan dat als doel heeft het renterisico te verlagen. Door deze transacties zullen renteveranderingen een tegengesteld effect hebben op de waarde van de Klasse I Aandelen ten opzichte van het effect dat renteveranderingen op de waarde van de zero-coupon notes hebben. Als gevolg zullen de Notes minder gevoelig voor renteveranderingen zijn dan anders van een vergelijkbaar product zal mogen worden verwacht. Hoewel deze transacties het doel hebben het effect van de rente op de waarde van de Notes te verlagen, wil dit niet zeggen dat renteveranderingen helemaal geen invloed op de waardeontwikkeling van de Notes hebben.

Algemeen

De kosten beschreven in subparagraaf 43(i) van de Prijsbijlage worden gedragen door de investeerders in de Notes. Daarnaast worden alle kosten met betrekking tot Robeco Fixed Income Structures Reference Entity SPC (Segregated Portfolio I) en Robeco Fixed Income Strategies SPC (Segregated Portfolio A) gedragen op het niveau van Robeco Fixed Income Structures Fixed Income Strategies SPC. Deze kosten zijn beschreven in de Klasse I Prospectus en de Klasse A Prospectus.

Voor de Notes is notering aan Euronext Amsterdam N.V. aangevraagd.

De intrinsieke waarde van de Notes kan gedurende de looptijd onder de nominale waarde komen te liggen. Een dergelijke waardevermindering zal in de beurskoers van de Notes tot uitdrukking kunnen komen. De beurskoers komt tot stand door vraag en aanbod en kan daardoor afwijken van de intrinsieke waarde van de Notes.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het volledige Engelstalige Programma, de Prijsbijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd). Het Engelstalige Programma, de Prijsbijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

ANNEX 3

OFFERING MEMORANDUM
DATED 18th April, 2005

ROBECO FIXED INCOME STRATEGIES SPC

SEGREGATED PORTFOLIO A

CLASS A ORDINARY SHARES

THIS OFFERING MEMORANDUM IS ATTACHED TO THE PRICING SUPPLEMENT DATED 18th APRIL, 2005 OF THE ROBECO HATTRICK BONDS APR 05/15 (EUR) FOR INFORMATION ONLY, AND THE ATTACHMENT OF THIS OFFERING MEMORANDUM IN THIS ANNEX 2 DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION BY, OR ON BEHALF OF RABOBANK NEDERLAND OR ROBECO FIXED INCOME STRUCTURES REFERENCE ENTITY SPC TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SHARES OF ROBECO FIXED INCOME STRATEGIES SPC.